UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011.

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from______ to ______
Commission File Number 1-13699
RAYTHEON SAVINGS AND INVESTMENT PLAN
(Full title of the plan)
RAYTHEON COMPANY
(Name of issuer of the securities held pursuant to the plan)
870 WINTER STREET, WALTHAM, MASSACHUSETTS 02451
(Address of issuer’s principal executive offices)

Raytheon Savings and Investment Plan
Financial Statements and Supplemental Schedule
To Accompany 2011 Form 5500
Annual Report of Employee Benefit Plan
Under Employee Retirement Income Security Act of 1974
December 31, 2011 and 2010

Raytheon Savings and Investment Plan
Table of Contents to Financial Statements and Supplemental Schedule
December 31, 2011 and 2010

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Raytheon Savings and Investment Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Raytheon Savings and Investment Plan (the “Plan”) at December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
June 25, 2012

Raytheon Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

	2011	2010
Assets
Investments
At fair value (Notes 2, 3, and 4)
Investment contracts	$2,058,759,571	$2,051,325,852
Registered investment companies	5,471,584,867	6,668,509,953
Common collective trusts	2,450,655,030	997,865,117
Raytheon Company common stock	1,048,648,885	1,131,572,011
Common stock	—	156,959,828
Convertible securities	—	1,963,545
Investment in the DB/DC Master Trust	—	255,731,760
Total investments	11,029,648,353	11,263,928,066
Receivables
Receivables for securities sold	31,634,619	272,253,257
Notes receivable from participants	242,084,204	241,046,009
Accrued investment income and other receivables	29,738,745	12,301,119
Total receivables	303,457,568	525,600,385

Total assets	11,333,105,921	11,789,528,451
Liabilities
Payable for securities purchased	40,411,410	263,597,554
Payable for securities purchased on a delayed delivery basis (Note 7)	—	11,290,469
Accrued investment expenses and other payables	3,855,472	6,272,265
Total liabilities	44,266,882	281,160,288

Net Assets available for benefits at fair value	11,288,839,039	11,508,368,163

Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(64,066,806)	(47,270,213)
Net assets available for benefits	$11,224,772,233	$11,461,097,950

The accompanying notes are an integral part of these financial statements.

Raytheon Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2011

2011
Additions to net assets attributable to:

Interest and dividends	$222,056,615
Interest income on notes receivable from participants (Note 2)	9,591,696

Contributions and deferrals
Employee deferrals	619,346,960
Employer contributions	269,890,647
889,237,607
Total additions	1,120,885,918

Deductions from net assets attributable to:

Net depreciation of investments (Notes 2 and 3)	320,293,909
Distributions to participants	1,157,113,667
Administrative expenses	1,393,398
Total deductions	1,478,800,974

Decrease in net assets prior to plan mergers	(357,915,056)
Transfers in from affiliate benefit plans (Note 1)	121,589,339
Decrease in net assets available for benefits	(236,325,717)
Net assets, beginning of year	11,461,097,950
Net assets, end of year	$11,224,772,233

The accompanying notes are an integral part of these financial statements.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2011 and 2010
1. Description of Plan
The following description of the Raytheon Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.
General
The Plan is a defined contribution plan covering the majority of employees of Raytheon Company (the “Company” or the “Plan Sponsor”). Most employees are immediately eligible to enroll in the Plan on the first day of service. The purpose of the Plan is to provide participants with a tax-effective means of meeting both short-term and long-term investment objectives. The portion of the Plan that is invested in Raytheon Company common stock is an employee stock ownership plan (“ESOP”) that is intended to constitute a stock bonus plan as defined in the Internal Revenue Code of 1986 (the “Code”) and that includes a cash or deferred arrangement. The remaining portion of the Plan is a profit-sharing plan that includes a cash or deferred arrangement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan's investments are principally held in the Raytheon Savings and Investment Plan Trust (the “Trust”).

Raytheon BBN Technologies Corporation is an indirect subsidiary of the Plan Sponsor. The net assets of BBN Technologies Savings Plan, amounting to $120,554,886, were merged into the Plan on January 5, 2011. Raytheon BBN Technologies Corporation's employees began participating in the Plan on that date.

Raytheon Digital Force Technologies, LLC is a wholly-owned subsidiary of Raytheon BBN Technologies Corporation. The net assets of the Digital Force Technologies 401(K) Savings Plan, amounting to $1,034,453, were merged into the Plan on January 5, 2011. Raytheon Digital Force Technologies, LLC's employees began participating in the Plan on that date.
Contributions and Deferrals
Eligible employees may contribute to the Plan up to 50% of their compensation, as defined in the Plan document. The Code limits the compensation the Plan may take into account to $245,000 for the 2011 plan year. Employee contributions, including rollovers, are invested based on participant investment elections. For 2011, the annual employee pretax elective deferral contributions for a participant cannot exceed $16,500, except for catch-up contributions. Participants also may make after tax contributions, but total employee (pretax and after tax) contributions and employer contributions may not exceed $49,000 for the 2011 plan year, except for catch-up contributions. A participant who is eligible to make elective pretax contributions and is at least age 50 by the end of 2011 may make pretax catch-up contributions up to $5,500. Effective September 1, 2011, participants may also make after tax Roth 401(k) contributions, which are aggregated with pretax contributions for purposes of the limits on contributions.

For most employees hired after December 31, 2009, for the first five consecutive years of service, the Company matches 100% of the first 3% of compensation that a participant contributes to the Plan each pay period. After the first five consecutive years of service, the Company matches 100% of the first 4%. For most employees hired before January 1, 2010, the Company matches 100% of the first 4% of compensation that a participant contributes to the Plan each pay period. Matching Company contributions are made in cash and are invested based on the investment allocation elected by each participant.

Effective January 1, 2007, eligible employees hired or rehired on or after January 1, 2007 participate in the Retirement Income Savings Program (“RISP”) (subject to the terms of any applicable collective bargaining agreements), in addition to having the right to participate in the other features of the Plan. Most employees hired after December 31, 2009 have a one-year waiting period for participation in RISP. Under RISP, the Company contributes a percentage of each RISP-eligible participant's compensation to the participant's RISP account in the Plan. The percentage contribution varies according to a schedule based on the participant's age at the most recent date of hire, years of service since the most recent date of hire and whether the participant was hired after December 31, 2009.

Participants may invest contributions in increments of 1% in any combination of investment options available, subject to percentage limitations applicable to some funds. The investment options range from investments with an emphasis on preservation of capital to equity investments with an emphasis on capital gains. The underlying investments include investment contracts, registered investment companies, common collective trusts, common stock (including stock of Raytheon Company), fixed income securities and other investments.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2011 and 2010

Participant Accounts
Each participant account is credited with the participant's contributions, the Company's contributions and an allocation of Plan earnings (losses). Plan earnings (losses) are allocated based on account balances by investment option. Expenses payable by the Plan are charged to participant accounts or paid from the forfeiture account.

Participants are not permitted to make a direct exchange from the Raytheon Fixed Income Fund (the “Fixed Income Fund”), a stable value fund specifically managed for the Plan, into a "competing" fund (such as a money market fund). Investors who wish to move money from the Fixed Income Fund to a "competing" fund must first make an exchange from the Fixed Income Fund to a non-competing fund for 90 days. After 90 days, participants may exchange from a non-competing fund into a competing fund.
Vesting
With the exception of RISP participants and certain union groups, all employee and most employer contributions including ESOP contributions and earnings (losses) thereon are immediately 100% vested for each participant who performs an hour of service on or after January 1, 1999. Most RISP participants become 100% vested in the employer RISP contributions after three years of service. Forfeitures of the non-vested portions of terminated participants' accounts are available to reduce Company contributions and pay administrative expenses. At December 31, 2011 and 2010, unallocated Plan forfeitures were $603,608 and $2,225,040, respectively. During 2011, the total amount of forfeitures created was $4,393,372. The Company uses the excess forfeitures available to offset Company contributions.

Notes Receivable from Participants
A participant may borrow a portion of the balance in the participant's account, other than the RISP account, subject to certain restrictions. The maximum amount of a loan is the lesser of one-half of the participant's vested account balance or $50,000, minus the participant's highest outstanding loan balance over the previous 12 months. The minimum loan is $500. Loans are secured by the balance in the participant's account and bear interest equal to the prime rate published in The Wall Street Journal on the last business day of the calendar quarter preceding the calendar quarter in which the loan is made. Loans must be repaid over a period of up to five years by means of payroll deductions, except that if the loan is used to acquire the participant's principal residence, the repayment period may extend up to 15 years. Loan payments and interest payments are credited to the borrower's account in the investment options according to the participant's current investment election. As of December 31, 2011 and 2010, the interest rates on the outstanding loans ranged from 3.25% to 10% and 3.25% to 10.25%, respectively.

Payment of Benefits
A participant may make certain in-service withdrawals of at least $250, including all or a portion of participant after tax contributions and related earnings at any time and all or a portion of participant contributions, employer contributions and related earnings upon attainment of age 59 1/2. For reasons of financial hardship, a participant may withdraw all or a portion of participant pretax contributions and related earnings subject to a reduction in the maximum participant pretax contribution rate for the next six months. Participants who have participated in the Plan for five years or more may take withdrawals of their company matching contributions. On termination of employment, a participant will receive a lump-sum distribution unless the vested account is valued in excess of $1,000, and the participant elects to defer distribution. Otherwise, a terminated participant may defer the distribution until April 1 of the year following the year in which the participant reaches age 70 1/2.

Participants who have investments in the Raytheon Stock Fund which is primarily comprised of Raytheon Company common stock may elect to reinvest dividends within the Plan or, if vested, receive dividends in cash. Any dividends received in cash by participants will be subject to taxes in the year of receipt. Of the $46,969,240 in dividends earned by the Plan, $1,243,791 was received in cash by participants who elected the cash payment option.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2011 and 2010

to fully benefit-responsive investment contracts or wrap contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in benefit-responsive investment contracts through the Fixed Income Fund. As required, the statements of net assets available for benefits presents the fair value of the fully benefit-responsive investment contracts in the Fixed Income Fund and the adjustment from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Certain reclassifications have been made to the presentation of prior year financial statements to conform to the current year presentation.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from the estimates included in the financial statements.

Investment Valuation and Income Recognition
Plan investments are stated at fair value including the Plan's benefit-responsive investment contracts. See Note 4 for discussion of fair value measurements.

Security transactions are recorded on the trade date. Payables and receivables for outstanding purchases and sales represent trades which have occurred but have not yet settled and are recorded on the statements of net assets available for benefits.

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, excluding fully benefit-responsive investment contracts, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses
Expenses of administering the Plan such as loan processing, legal fees and other administrative fees are charged directly or indirectly to participant accounts. Those expenses of administering the Plan that are not charged to participant accounts are paid by the forfeiture account or by the Company.

Subsequent Events
The Plan has evaluated subsequent events through the time of filing this Form 11-K with the Securities and Exchange Commission.

Raytheon Trusted Computer Solution, Inc is a wholly-owned subsidiary of Raytheon Company. The net assets of the Trusted Computer Solutions, Inc. 401(K) Plan, amounting to approximately $11,000,000, were merged into the Plan in May 2012 and the employees began participating in the Plan at that time.

Accounting Standards
In January 2010, the Financial Accounting Standard Board (“FASB”) issued ASU No. 2010-6, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurement. The standard requires entities to disclose

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2011 and 2010

additional information regarding assets and liabilities that are transferred between levels of the fair value hierarchy and to present purchases, sales, issuances and settlements on a gross basis in the reconciliations of fair value measurements using significant unobservable inputs. Additionally, the standard clarified existing guidance regarding the level of disaggregation of fair value measurements and disclosures regarding the valuation techniques and inputs utilized in estimating Level 2 and Level 3 fair value measurements. The Plan's financial statements reflect the adoption of this accounting standard.

In May 2011, FASB issued ASU No. 2011-4, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The amendments in this update result in common fair value measurements and disclosure requirements in U.S. Generally Accepted Accounting Principles (“GAAP”) and International Financial Reporting Standards. Consequently, the amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Some of the amendments clarify FASB's intent about the application of existing fair value measurements, while other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. Management is currently evaluating the impact ASU No. 2011-4 will have on the Plan's financial statement disclosures.
3. Investments
The following presents investments that represent 5% or more of the Plan's net assets:

	2011	2010
Hartford Capital Appreciation HLS IA (a)	$1,605,631,538	$319,117,753
Fidelity Institutional Money Market Fund - Money Market Portfolio (a)	1,243,780,114	—
Janus Balanced I Fund (a)	1,247,686,825	—
Northern Trust Collective S&P 500 Index Fund - DC - Non-Lending (a)	1,169,143,471	—
Raytheon Common Stock	1,048,648,885	1,131,572,011
Pimco Total Return Institutional Fund (a)	575,686,571	504,339,830
Fidelity Institutional Money Market Portfolio (b)	95,672,668	1,117,037,914
Fidelity Equity Income Fund (b)	—	627,594,916
NTGI - QM Collective Daily S&P 500 Equity Index Fund - Non-Lending (b)	—	732,937,031

(a) Investment did not represent more than 5% of the Plan's net assets in 2010.
(b) Investment did not represent more than 5% of the Plan's net assets in 2011.

During the year ended December 31, 2011 the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Registered investment companies	$(339,258,973)
Common collective trusts	(10,267,971)
Other investments	(17,017,072)
Raytheon Company common stock	46,250,107
$(320,293,909)
4. Fair Value Measurements
The accounting standard for fair value measurements provides a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. Fair value is defined as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. The accounting standard established a fair value hierarchy which requires an entity to maximize the use of observable inputs, where available. The following summarizes the three levels of inputs required as well as the assets and liabilities that we value using those levels of inputs.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2011 and 2010

Level 1:	Quoted prices in active markets for identical assets or liabilities.
Level 2:
Observable inputs, other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or that we corroborate with observable market data for substantially the full term of the related assets or liabilities.

Level 3:	Unobservable inputs supported by little or no market activity that are significant to the fair value of the assets or liabilities.

Following is a description of valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

A Synthetic Guaranteed Investment Contract (“GIC”) represents individual assets, usually a portfolio of high quality fixed income securities placed in a trust, with ownership by the Plan. Individual assets of the synthetic investment contract are valued at fair value. The Plan purchases a third party issued benefit-responsive wrapper contract that guarantees that participant transactions are executed at contract value subject to certain provisions. The fair value of the wrap contract for the GIC is determined using a discounted cash flow model which considers recent rebids as determined by recognized dealers, discount rate and the duration of the underlying portfolio.

Investments in registered investment companies and common collective trusts are valued at the closing net asset value reported on the last business day of the year. Investments in securities (common stocks) traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Investments in fixed income securities (U.S. government, domestic and foreign bonds) and convertible securities are valued by a pricing service which determines valuations for normal institutional-size trading units of such securities using methods based upon market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders. Future contracts are valued at the last settlement price at the end of each day on the exchange upon which they are traded. Repurchase agreements are valued at cost, which approximates fair value. Investments denominated in foreign currencies are translated into U.S. dollars at the prevailing rates of exchange on each valuation date.

The Plan invests in common collective trusts which use net asset values to determine the fair value of all the underlying investments that do not have a readily determinable fair value and either have the attributes of an investment company or prepare their financial statements consistent with the measurement principles of an investment company.

Generally, under ordinary market conditions, all common collective trust positions provide daily market liquidity to Plan participants and the Plan. Were the Plan to initiate a full redemption of the collective trust, the trustee reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The Plan's interest in the Raytheon Company Combined DB/DC Master Trust primarily consisted of domestic and international equities at December 31, 2010. The Raytheon Company Combined DB/DC Master Trust was terminated in March 2011.

The following tables set forth the investment assets of the Plan that were measured at fair value on a recurring basis by level within the fair value hierarchy. We classify assets measured at fair value in their entirety based on the lowest level of input that is significant to their fair value measurement.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2011 and 2010

	Fair Value of Investment Assets as of 12/31/2011
	Level 1	Level 2	Level 3	Total
Investment contracts
Fixed income
US government and agencies	$737,135,933	$127,736,843	$—	$864,872,776
Corporate debt	—	591,163,754	—	591,163,754
Mortgage backed securities	—	462,340,569	—	462,340,569
Asset backed securities	—	100,435,232	—	100,435,232
Common collective trust	—	33,658,069	—	33,658,069
Other fixed income investments	—	2,825,550	—	2,825,550
Futures contracts	88,281	—	—	88,281
Wrap contracts	—	—	3,375,340	3,375,340
Total investment contracts	737,224,214	1,318,160,017	3,375,340	2,058,759,571

Registered investment companies
Target date mutual funds	4,932,325	—	—	4,932,325
Fixed income based mutual funds	727,739,342	—	—	727,739,342
Equity based mutual funds	3,365,942,578	—	—	3,365,942,578
Money market funds	1,372,970,622	—	—	1,372,970,622
Total registered investment companies	5,471,584,867	—	—	5,471,584,867

Common collective trusts
Fixed income based funds	—	229,947,688	—	229,947,688
Equity based funds	—	2,220,707,342	—	2,220,707,342
Total common collective trusts	—	2,450,655,030	—	2,450,655,030

Raytheon Company common stock	1,048,648,885	—	—	1,048,648,885
Total Investments	$7,257,457,966	$3,768,815,047	$3,375,340	$11,029,648,353

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2011 and 2010

	Fair Value of Investment Assets as of 12/31/2010
	Level 1	Level 2	Level 3	Total
Investment contracts
Interest bearing cash	$26,237,136	$—	$—	$26,237,136
Fixed income
US government and agencies	465,708,409	889,948,237	—	1,355,656,646
Corporate debt	—	599,068,950	—	599,068,950
Other fixed income investments	—	109,250	—	109,250
Futures contracts	85,475	—	—	85,475
Repurchase agreements	—	66,500,000	—	66,500,000
Wrap contracts	—	—	3,668,395	3,668,395
Total investment contracts	492,031,020	1,555,626,437	3,668,395	2,051,325,852

Registered investment companies
Target date mutual funds	505,717,846	—	—	505,717,846
Fixed income based mutual funds	643,877,926	—	—	643,877,926
Equity based mutual funds	4,392,696,734	—	—	4,392,696,734
Money market funds	1,126,217,447	—	—	1,126,217,447
Total registered investment companies	6,668,509,953	—	—	6,668,509,953

Common collective trusts
Fixed income based funds	—	56,152,128	—	56,152,128
Equity based funds	—	940,410,814	—	940,410,814
Money market funds	—	1,302,175	—	1,302,175
Total common collective trusts	—	997,865,117	—	997,865,117

Raytheon Company common stock	1,131,572,011	—	—	1,131,572,011
Common stock	156,959,828	—	—	156,959,828
Convertible securities	397,560	1,565,985	—	1,963,545
Investment in the DB/DC Mater Trust	255,547,413	25,573	158,774	255,731,760
Total Investments	$8,705,017,785	$2,555,083,112	$3,827,169	$11,263,928,066

Level 3 Gains and Losses

The tables below summarize changes in the fair value of the Plan's Level 3 investment assets.

	Level 3 investment Assets - 12/31/2011
	Balance, beginning of year	Realized gains (losses)	Unrealized appreciation (depreciation)	Purchases	Sales	Transfers in (out) of level 3	Balance, end of year
Investment contracts
Wrap contracts	$3,668,395	$—	$(293,055)	$—	$—	$—	$3,375,340
Investment in the DB/DC Master Trust	158,774	(248,991)	249,035	—	(158,818)	—	—
Total	$3,827,169	$(248,991)	$(44,020)	$—	$(158,818)	$—	$3,375,340

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2011 and 2010

	Level 3 investment Assets - 12/31/2010
	Balance, beginning of year	Realized gains (losses)	Unrealized appreciation (depreciation)	Purchases, issuances, settlements	Transfers in (out) of level 3	Balance, end of year
Investment contracts
Fixed income
Corporate debt	$549,915	$(2,406,720)	$2,433,090	$(576,285)	$—	$—
Wrap contracts	1,869,230	—	1,799,165	—	—	3,668,395
Investment in the DB/DC Master Trust	163,186	—	(4,412)	—	—	158,774
Total	$2,582,331	$(2,406,720)	$4,227,843	$(576,285)	$—	$3,827,169

Unrealized depreciation of $293,055 relates to investment assets held by the Plan at December 31, 2011.
5. Investment Contracts
For the plan year ended December 31, 2011 and 2010, the Plan included the Fixed Income Fund, which holds four Synthetic GICs issued by AIG Financial Products, Inc., JP Morgan Chase Bank, Prudential Insurance Company of America and State Street Bank and Trust Company (collectively the “Wrap contract providers”).

A Synthetic GIC, also known as a wrap contract, is an investment contract issued by an insurance company or other financial institution comprised of a portfolio of high quality fixed income securities placed in a trust with ownership by the Plan. Synthetic GICs are designed to decrease volatility by providing the Fixed Income Fund with the ability to execute certain participant transactions at contract value. Under the Synthetic GIC, there is no immediate recognition of gains and losses on the Fixed Income Fund's investments. Instead gains and losses are recognized over time by periodically adjusting the interest rates credited to the Fixed Income Fund. This allows the Fixed Income Fund to credit a fixed interest rate for stated periods of time on investments that are subject to the Synthetic GIC. Individual assets of the Synthetic GICs are valued based on the policy discussed in Notes 2 and 4.

Income from Synthetic GICs is reported net of administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value with limited restrictions related to the transfer of funds into a competing investment option. The Plan considers such factors as the benefit responsiveness of the investment contracts, the ability of the parties to the contracts to perform in accordance with the terms of the contracts and the likelihood of default by an issuer of an investment security in evaluating the Synthetic GICs.

Synthetic GICs accrue interest using a formula called the “crediting rate.” Synthetic GICs use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the Fixed Income Fund's current market value at the Fixed Income Fund's current yield to maturity for a period equal to the Fixed Income Fund's duration. The crediting rate is the discount rate that equates estimated future market value with the Fixed Income Fund's current contract value. The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the covered investments. The difference is amortized over the duration of the investments. The magnitude of the impact of the contract value and the market value differential to the crediting rate is affected by the length of time between the reset period and the duration of the investments. Crediting rates are reset monthly. The Synthetic GICs provide a guarantee that the crediting rate will not fall below 0%. Events disqualifying an underlying investment from being wrapped include but are not limited to bankruptcy of the security issuer or the default or restricted liquidity of the security issuer.

The crediting rate, and hence the Fixed Income Fund's return, may be affected by many factors, including purchases and redemptions by participants. The precise impact on the Fixed Income Fund depends on whether the market value of the covered assets is higher or lower than the contract value of those assets. If the market value of the covered assets is higher than their

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2011 and 2010

contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new investors will tend to lower the crediting rate and the Fixed Income Fund's return, and redemptions by existing participants will tend to increase the crediting rate and the Fixed Income Fund's return.

If the Fixed Income Fund experiences significant redemptions when the market value is below the contract value, the Fixed Income Fund's yield may be reduced significantly, to a level that is not competitive with other investment options. This may result in additional redemptions, which would tend to lower the crediting rate further. If redemptions continued, the Fixed Income Fund's yield could be reduced to zero. If redemptions continued thereafter, the Fixed Income Fund might have insufficient assets to meet redemption requests, at which point the Fixed Income Fund would require payments from the Wrap contract providers to pay further participant redemptions.

The Fixed Income Fund and the Synthetic GICs purchased by the Fixed Income Fund are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the Plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing investment options within the Plan). However, the Synthetic GICs limit the ability of the Fixed Income Fund to transact at contract value upon the occurrence of certain events. At this time, management believes the occurrence of any of these events is not probable. These events include:

1.    The Plan's failure to qualify under Section 401(a) or Section 401(k) of the Code.
2.    The establishment of a defined contribution plan that competes with the Plan for employee contributions.
3.    Any substantive modification of the Plan or the administration of the Plan that is not consented to by the
Wrap contract provider.
4.    Complete or partial termination of the Plan.

5.    Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Fixed Income Fund's cash flow.

6.    Merger or consolidation of the Plan with another plan; the transfer of Plan assets to another plan; or the sale, spin-off, or merger of a subsidiary or division of the Plan Sponsor.
7.    Any communication given to participants by the Plan Sponsor or any other plan fiduciary that is designed to induce or influence participants not to invest in the Fixed Income Fund or to transfer assets out of the Fixed
Income Fund.
8.    Exclusion of a group of previously eligible employees from eligibility in the Plan.
9.    Any early retirement program, group termination, group layoff, facility closing, or similar program.
10.    Any transfer of assets from the Fixed Income Fund directly to a competing option.
11.    Bankruptcy of the Plan Sponsor or other Plan Sponsor events which cause a significant withdrawal from the
Plan.
A Wrap contract provider may terminate a Synthetic GIC at any time. In the event that the market value of the Fixed Income Fund's covered assets is below their contract value at the time of such termination, Fidelity Management Trust Company (“FMTC”), the Trustee, may elect to keep the Wrap contract in place until such time as the market value of the Fixed Income Fund's covered assets is equal to their contract value. A Wrap contract provider may also terminate a Synthetic GIC if FMTC's investment management authority over the Fixed Income Fund is limited or terminated as well as if all of the terms of the Synthetic GICs fail to be met. In the event that the market value of the Fixed Income Fund's covered assets is below their contract value at the time of such termination, the terminating Wrap contract provider would not be required to make a payment to the Fixed Income Fund.
Synthetic GICs generally impose conditions on both the Plan and the Wrap contract provider. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Plan to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the Plan agreement. The issuer may be in default if it breaches a material obligation under the investment contract; makes a material misrepresentation; has a decline in its long term credit rating below a threshold set forth in the contract; is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. The issuing institutions' ability to meet their contractual obligations under the respective contracts may be affected by future economic and regulatory developments in the

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2011 and 2010

insurance and banking industries. If, in the event of default of an issuer, the Plan was unable to obtain a replacement investment contract, withdrawing plans may experience losses if the value of the Plan's assets no longer covered by the contract is below contract value. The Plan may seek to add additional issuers over time to diversify the Plan's exposure to such risk, but there is no assurance that the Plan will be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro-rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If a Synthetic GIC terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plan the cost of acquiring a replacement contract (i.e. replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy participant initiated withdrawal requests. Contract termination also may occur by either party upon election and notice.
The issuer may elect to terminate the contract for no reason by giving certain notice to the Trustee. If, at any time, prior to dates agreed to in each contract for the receipt of such notice, the Trustee objects to such election, the Trustee shall be deemed to have made an immunization election and the immunization provisions of the contract apply. The immunization provision results in the wrapped portion of the Plan being managed according to more conservative immunization investment guidelines provided for in the contract and the contract can terminate in segments over a period of time. In the event a wrap issuer sought to terminate its contract or immunize its portion of the portfolio, the fund can seek to replace that Wrap contract provider with another financial institution.
Plans investing in Wrap contracts and fixed income securities are subject to a number of risks, including credit risk of underlying investments, risk associated with prepayment of collateralized mortgage obligations, risk that third parties will not perform under the Wrap contracts, risk associated with interest rate fluctuations, and risk of losses caused by liquidation of contracts or investments to meet withdrawal demands.

The fair value of the Fixed Income Fund's Synthetic GICs exceeded the contract value by $64,066,806 and $47,270,213, at December 31, 2011 and December 31, 2010 respectively. The crediting rates are adjusted monthly to reflect the experience and anticipated yields to be earned on such investments, based on their book value. The average yield and crediting interest rates were as follows:

	December 31, 2011	December 31, 2010
Average annual yield	2.70%	2.37%
Crediting interest rate	2.58%	2.62%
6. Future Contracts
A future contract is a contractual agreement to make or take delivery of a standardized quantity of a specified grade or type of commodity or financial instrument at a specified future date in accordance with terms specified by a regulated future exchange.

As described in Note 5, the Synthetic GICs represent individual assets placed in a trust, with ownership by the Plan. As of December 31, 2011 and 2010, the Synthetic GICs contained future contracts. The Plan uses fixed income future contracts to manage exposure to the market. Buying future contracts tends to increase the Plan's exposure to the underlying instrument. Selling futures tends to decrease the Plan's exposure to the underlying instrument held, or hedge the fair value of other fund investments.

Upon entering into a future contract, the Plan is required to deposit either in cash or securities an amount equal to a certain percentage of the nominal value of the contract (“initial margin”) with the broker. The Plan does not employ leverage in its use of futures, thus cash balances are maintained at a level at least equal to the contract value of the futures. Pursuant to the future contract, the Plan agrees to receive from, or pay to, the broker an amount of cash equal to the daily fluctuation in the value of the future contract. Such receipts or payments are known as “variation margin” which are settled daily and are included in net appreciation (depreciation) of investments. In addition, the Plan pledges collateral, generally U.S. government bonds, for open fixed income future positions.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2011 and 2010

Future contracts involve, to varying degrees, credit and market risks. The Fund enters into future contracts on exchanges where the exchange acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the exchange. The daily settlement on the future contracts serves to greatly reduce credit risk. Losses in value may arise from changes in the value of the underlying instrument or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a future contract and the underlying index or security.

A summary of open fixed income futures is presented below as of December 31, 2011 and 2010, which is indicative of the average balances throughout the year.

	Long Contracts		Short Contracts
	2011		2011
	Number of Contracts	Aggregate Face Value	Number of Contracts	Aggregate Face Value

US 2 Year Treasury Note	144	$31,758,750	—	$—
US 5 Year Treasury Note	548	67,545,281	—	—
US 10 Year Treasury Note	19	2,491,375	—	—
US Ultra Bond (CBT)	—	—	20	3,203,750
US Long Bond (CBT)	—	—	36	5,213,250
	711	$101,795,406	56	$8,417,000

	Long Contracts		Short Contracts
	2010		2010
	Number of Contracts	Aggregate Face Value	Number of Contracts	Aggregate Face Value

90-Day Eurodollar Future Exp Sept 2011	206	$51,128,700	—	$—
	206	$51,128,700	—	$—

7. Securities on a Delayed Delivery
The Plan may purchase securities on a delayed delivery when issued, or forward commitment basis. Payment and delivery may take place one month or more after the date of the transaction. The price of the underlying securities and the date when the securities will be delivered and paid for are fixed at the time the transaction is negotiated. The underlying securities are valued at current market value with daily fluctuations in the market value included in net appreciation (depreciation) of investments. Losses may arise due to changes in the market value of the underlying securities or if the counterparty does not perform under the contract, or if the issuer does not issue the securities due to political, economic, or other factors.
8. Repurchase Agreements
The Plan may lend extra cash through the use of repurchase agreements whereby the Plan agrees to purchase and automatically agrees to sell certain securities at a mutually agreed-upon date and price. At the same time, the counterparty to this agreement agrees to pledge some of its securities. The repurchase agreements are fully collateralized by U.S. Treasuries and mortgage backed securities. The Plan values the underlying collateral securities daily on a mark-to-market basis to determine that the value, including accrued interest, is at least equal to the repurchase price. If the seller defaults as a result of its bankruptcy or otherwise, and the value of the collateral declines, realization of the collateral by the Plan may be delayed or limited. There were no repurchase agreements at December 31, 2011. At December 31, 2010, the Plan had $66,500,000 of repurchase agreements.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2011 and 2010

9. Related Party Transactions
The Trustee of the Plan is FMTC. Certain Plan investments are shares of registered investment companies managed by affiliates of the Trustee and therefore, these transactions in addition to participant loans qualify as party-in-interest transactions. The Plan also pays fees to the Trustee. These transactions qualify as party-in-interest transactions as well. In addition, The Bank of New York Mellon, successor by operation of law to Mellon Trust of New England, N.A. (the “Custodian”) served as custodian for certain assets of the Plan during the year. Certain Plan investments are issued by the Custodian and therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan pays certain fees to the Custodian.

In accordance with the provisions of the Plan, the Trustee acts as the Plan's agent for purchases and sales of shares of Raytheon Company common stock. Purchases amounted to $31,239,391 and sales amounted to $160,204,968 for the year ended December 31, 2011. Dividend income from shares of Raytheon Company common stock amounted to $46,969,240 for the year ended December 31, 2011.
10. Plan Termination
Although it has not expressed any intention to do so, the Company reserves the right under the Plan at any time to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, all participants become fully vested in their accounts. In the event of Plan termination, after payment of all expenses and adjustment of accounts to reflect such expenses, fund losses or profits, and reallocations, each participant shall be entitled to receive all amounts then in his or her account.
11. Federal Income Tax Status
The Internal Revenue Service (the “IRS”) has determined and informed the Company by letter dated July 8, 2003, that the design of the Plan meets the requirements for qualification under Code section 401(a), on which the tax exemption of the Trust under Code section 501(a) is based. The Plan has been amended since receiving the determination letter. The Plan administrator and the Company's benefits counsel believe that the current design and operation of the Plan are consistent with preservation of the qualification of the Plan and exemption of the Trust in the context of applicable IRS procedures. The Company, on behalf of the Plan, applied for a new determination letter on January 31, 2011.

The Plan follows the provisions of uncertain tax positions that provide criteria for the recognition, measurement, presentations and disclosure of uncertain tax positions. The Plan may from time to time hold investments that give rise to certain tax liabilities. Based upon management's assessment, the Plan has not recognized any tax liabilities at December 31, 2011 and 2010, respectively. The Plan is subject to examinations by taxing jurisdictions. On March 28, 2011, the IRS began an examination of the Plan for the Plan year ended December 31, 2009.
12. Risks and Uncertainties
The Plan provides for various investment options. These investment options are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment options of the Plan, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants' account balances and the Plan's financial statements.

Counterparty credit risk is the risk that a counterparty to a financial instrument will fail on a commitment that it has entered into with the Plan. The Plan minimizes concentrations of counterparty credit risk by undertaking transactions with multiple counterparties. The Plan's investment fiduciary has a credit policy in place and the exposure to counterparty credit risk, as well as the creditworthiness of these counterparties, is monitored on an ongoing basis.

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Investment Contracts
AB InBev	3% MED 10/15/12	$900,000	$914,143
Abnanv	3% 01/14 SNR	1,680,000	1,668,063
ACE INA Holding	5.875% 6/15/14	400,000	441,311
Aegon Nv Glbl	4.75% 6/01/13	855,000	874,949
Aetna Inc	4.125% 6/01/21	250,000	260,836
Aetna Inc	6.5% 9/15/18	1,850,000	2,256,679
AIG Intl	4.875% 9/15/16	1,310,000	1,239,920
AIG Intl Mtn	8.25% 8/15/18	830,000	878,332
Air Prods & Chm	4.15% 2/1/13	150,000	155,708
Allegheny Enrgy	8.25% 4/12 144A	1,200,000	1,221,694
Allied Wrld As	7.5% 8/01/16	1,350,000	1,523,859
Allstate Lf Mtn	5.375% 4/30/13	275,000	290,411
Allya	10-4 A3 ABS 0.91% 11/17/14	920,000	919,520
Allya	2010-1 A3 1.45% 5/14	561,068	562,737
Allya	2010-5 A3 1.11% 1/15	530,000	530,781
Allya	2011-1 A3 1.45% 1/15	510,000	512,415
Allya	2011-2 A3 1.18% 4/15	440,000	440,800
Allya	2011-4 A2 0.65% 3/14	170,000	169,832
Allya	2011-5 A3 0.99% 11/15	1,000,000	998,184
Altria Group	4.125% 9/11/15	650,000	705,760
Altria Group Inc	8.5% 11/13	565,000	637,944
Altria Group Inc	9.25% 8/6/19	1,800,000	2,416,258
Altria Group Inc	9.7% 11/10/18	1,350,000	1,815,824
Amcar	2010-1 A3 1.66% 3/14	163,341	163,680
Amer Honda	2.5% 9/21/15 144A	640,000	651,320
Amer Honda Mtn	3.5% 3/16/15 144A	1,450,000	1,521,070
Amer Intl Group	3ML+10 3/20/12	2,000,000	1,982,467
Amer Intl Grp Glb	5.6% 10/18/16	700,000	674,825
American Ex Cc	2.75% 9/15/15	1,330,000	1,337,288
American Exp Mtn	5.875% 5/13	525,000	551,912
American Express Frn	6/12/2012	1,350,000	1,347,560
American Express Mtn	2.8% 9/19/16	139,000	139,711
American Honda	2.375% 3/13 144A	300,000	304,229
American Intl	4.25% 5/15/13	500,000	499,367
American Intl	5.85% 1/16/18	500,000	488,885
American Water	6.085% 10/17	150,000	174,530
Amex Credit Co Frn	2/24/2012	900,000	899,398

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Amex Mtn	8.125% 5/20/19	1,750,000	2,261,866
Amgen Inc	4.1% 6/15/21	2,255,000	2,312,200
Amxca	2009-2 A 1ML+125 3/17	8,475,000	8,717,200
Amxca	2005-4 A 1ML+7 1/15	535,000	535,019
Anadarko Pete	6.95% 6/15/19	995,000	1,187,495
Anglo Ameri	9.375% 4/8/14 144A	1,205,000	1,375,698
Anheuser Bush	2.5% 3/26/13	2,000,000	2,037,168
Anheuser-Busch Mtn	4.375% 2/21	2,525,000	2,813,203
Anz Natl Intl	6.2% 7/19/13 144A	2,500,000	2,652,972
Aon Corp	3.125% 5/27/16	1,800,000	1,820,809
Aquila Inc	11.875% 7/1/12	245,000	257,287
Arcelormittal	9.85% 6/1/19	1,100,000	1,223,110
Archer Dan Mid	4.479% 3/01/21	680,000	770,003
Aristotle Hldg	2.75% 11/14 144	1,885,000	1,908,115
Astrazeneca Plc	5.4% 9/15/12	75,000	77,593
Astrazeneca Plc Glb	5.4% 6/1/14	220,000	243,492
AT&T Broadband	8.375% 3/15/13	1,194,000	1,298,613
AT&T Inc	2.5% 8/15/15	1,320,000	1,367,057
AT&T Inc	2.95% 5/15/16	1,000,000	1,042,351
AT&T Inc	5.8% 2/15/19	300,000	353,903
AT&T Inc	3.875% 8/15/21	2,935,000	3,103,249
Atmos Energy	5.125% 1/15/13	145,000	150,365
Atmos Energy	6.35% 6/15/17	200,000	237,046
Axis Specialty	5.875% 6/1/20	2,150,000	2,209,688
BAAT	2010-2 A3 2.4% 7/14	823,180	825,641
BACCT	2007-A10 A10 1ML+7 12/16	2,000,000	1,994,900
BACCT	2007-A3 A3 1ML+2 11/16	1,300,000	1,295,868
BACCT	2007-A6 A6 1ML+6 9/16	3,710,000	3,700,745
BACCT	2006-A7 A7 1ML+4 12/16	1,885,000	1,879,468
BACM	2003-2 A3 4.873% 3/41	3,036,394	3,089,740
Bank Amer	4.5% 4/1/15	3,795,000	3,662,668
Bank Amer	4.9% 5/01/13	415,000	415,378
Bank Amer Fdg	3.7% 9/1/15	2,745,000	2,554,434
Bank America Med	3.625% 3/17/16	980,000	903,516
Bank Nova Scotia	2.05% 10/07/15	2,070,000	2,078,713
Bank Nova Scotia	2.25% 1/22/13	1,070,000	1,084,711
Bank Nova Scotia	3.4% 1/22/15	2,720,000	2,857,435
Bank Of Amer Crp	7.23% 8/15/12	125,000	125,241
Bank Of America	3.75% 7/12/16	1,395,000	1,291,918
Bank Of America	6% 9/01/17	850,000	830,330

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Bank Of NY	2.3% 7/28/16	1,110,000	1,113,684
Bank Of NY	4.3% 5/15/14	510,000	547,266
Bank Of NY	5.45% 5/15/19	480,000	547,025
Bank Of NY Mtn	2.4% 1/17/17	589,000	587,807
Bank Tokyo	2.6% 1/22/13 144A	870,000	880,540
Bankamer	4.875% 1/15/13	695,000	697,842
Bankamer	5.125% 11/15/14	250,000	248,920
Bankamer Glbl	4.875% 9/15/12	670,000	674,318
Barclays Bank	2.375% 1/13/14	1,500,000	1,468,307
Barclays Bank	5.45% 9/12/12	700,000	715,147
Barclays Bank Mtn	5.2% 7/10/14	2,660,000	2,742,303
Barclays Bk	6.05% 12/4/17 144A	250,000	226,119
Barclays Glb Mtn	5% 9/22/16	5,500,000	5,697,345
Barrick Gold	2.9% 5/30/16	2,000,000	2,053,110
Baxter Intl	4% 3/1/14	115,000	122,457
Baxter Intl	4.625% 3/15/15	100,000	110,600
BB&T Corporation	6.85% 4/19	50,000	60,994
BB&T Sr Mtn B	3.375% 9/25/13	400,000	413,808
Bear	7.25% 2/01/18	1,350,000	1,582,277
Bear Stearns	6.95% 8/10/12	320,000	331,865
Bear Stearns Co	5.3% 10/30/15	675,000	726,014
Becton Dickinson	1.75% 11/8/16	1,170,000	1,179,069
Bellsouth Corp	5.2% 9/15/14	150,000	165,845
Berkley Wr Corp	5.375% 9/15/20	1,300,000	1,311,302
Berkley Wr Corpmtn	7.375% 9/19	700,000	808,552
Berkshire Hathaway	2.2% 8/15/16	133,000	136,936
Berkshire Hathaway	4.6% 5/15/13	350,000	368,184
Berkshire Hathaway	5% 8/15/13	70,000	74,549
Bk Of Amer	5.625% 10/16 MTN	250,000	239,894
Blackrock Inc	3.5% 12/10/14	1,725,000	1,842,259
Blackrock Inc	4.25% 5/24/21	1,425,000	1,489,173
BMWLT	2010-1 A3 1.18% 4/13	880,000	879,844
BMWLT	2011-1 A3 1.06% 2/14	640,000	640,607
BMWOT	2011-A A3 0.76% 8/15	4,060,000	4,053,572
BNP Paribas	2.125% 12/21/12	380,000	370,203
BNP Paribas Mtn	3.25% 3/11/15	1,500,000	1,418,066
Boit	2003-A8 A8 1ML+25 5/16	400,000	400,978
Boit	2004-A3 A3 1ML+17 2/17	2,500,000	2,501,891
Boit	2003-A4 A4 1ML+25 1/16	1,000,000	1,002,356
BP Cap Markets	3.125% 10/1/15	1,500,000	1,571,414

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
BP Cap Markets	5.25% 11/07/13	200,000	214,543
BP Cap Markt Plc Mtn	4.5% 10/20	750,000	825,728
BP Cap Mkts	3.561% 11/01/2021	665,000	692,034
BP Capital Markets	2.248% 11/16	440,000	442,907
BPCE	2.375% 10/4/13 144A	2,695,000	2,610,245
Branch Bank Mtn	4.875% 1/15/13	150,000	152,856
British Telecom	5.15% 1/15/13	935,000	968,088
BSCMS	06-PW11 AAB CSTR 3/39	332,312	349,111
BSCMS	2004-PWR4 A3 CSTR 6/41	250,000	269,003
BSCMS	2007-PW17 A2 5.574% 6/50	107,461	108,398
BSCMS	2007-PW15 AAB 5.315% 2/44	1,100,000	1,154,742
BSCMS	2007-PW16 AAB CSTR 6/40	3,000,000	3,223,755
Bunge Ltd Glb	5.875% 5/15/13	125,000	130,116
Burlington North San	4.1% 6/21	2,000,000	2,157,338
Cameron Intl Crp	4.5% 6/01/21	1,490,000	1,598,882
Can Natural Res	3.45% 11/15/21	645,000	671,962
Canada Natural	1.45% 11/14/14	450,000	452,684
Capital One Fin	3.15% 7/15/16	640,000	642,874
Capital One Fin	6.25% 11/15/13	325,000	346,784
Capital One Fin	6.75% 9/15/17	100,000	112,079
Capital One Fin	7.375% 5/23/14	1,105,000	1,214,210
Capital One Finl	4.8% 2/21/12	930,000	933,245
Capital One USA Mtn	8.8% 7/19	2,050,000	2,344,521
Carolina P & L	5.125% 9/15/13	160,000	171,519
Caterp Fin Serv	5.5% 3/15/16	75,000	86,289
Caterpillar Inc	3.9% 5/27/21	1,485,000	1,629,673
Caterpilr Fi Inc Mtn	1.55% 12/13	650,000	658,919
Caterpilr Fin	2.75% 6/24/15	344,000	357,273
Caterpilr Fin Mtn	4.9% 8/15/13	370,000	394,317
CBS Corp	8.875% 5/15/19	900,000	1,155,624
CCCIT	2008-A5 A5 4.85% 4/15	1,030,000	1,084,470
CCCIT	2009-A5 A5 2.25% 12/14	500,000	507,388
CCCIT	2008-A6 A6 1ML+120 5/17	1,500,000	1,549,584
CCCIT	04-A8 A8 4.9% 12/16	5,700,000	6,341,442
CD	06-CD2 A4 CSTR 1/46	2,000,000	2,162,404
CD	2005-CD1 A4 CSTR 7/44	526,000	581,327
CDP Finl Inc	3% 11/25/14 144A	3,660,000	3,806,619
Centerpoint Ener	6.125% 11/1/17	50,000	57,333
Centerpoint LLC	5.75% 1/15/14	250,000	272,977
CFAST	2009-A A3 2.82% 1/16	185,083	186,243

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
CFAST	2010-A A3 0.91% 8/13	670,000	670,183
CHAIT	2007-A17 A 5.12% 10/14	1,310,000	1,355,977
CHAIT	2008-A4 A4 4.65% 3/15	1,430,000	1,497,605
CHAIT	2011-A2 A2 1ML+9 5/15	1,670,000	1,669,289
CHAIT	07-A13 A13 @ LIBUS1+4 7/14	700,000	699,762
CHAIT	2008-A6 A6 1ML+120 5/15	1,350,000	1,370,636
CHAIT	2005-A6 A6 1ML+7 7/14	425,000	424,926
CIBC	1.45% 9/13/13	575,000	575,063
Cigna	4% 2/15/22	1,670,000	1,653,846
Cigna Mtn	5.125% 6/15/20	1,350,000	1,455,119
Cisco Systems	5.5% 2/22/16	80,000	93,116
Citigroup	3.953% 6/15/16	1,635,000	1,629,693
Citigroup	4.75% 5/19/15	1,810,000	1,833,376
Citigroup	5% 9/15/14	2,078,000	2,056,870
Citigroup	5.125% 5/5/14	469,000	480,030
Citigroup	5.25% 2/27/12	800,000	803,665
Citigroup	5.5% 4/11/13	800,000	816,819
Citigroup	5.625% 8/27/12	200,000	203,026
Citigroup	6.375% 8/12/14	35,000	36,738
Citigroup Fdg FDIC	1.875% 11/15/12	1,600,000	1,623,088
Citigroup Frn	3ML+12.5 3/16/12	198,000	197,541
Citigroup Frn	3ML+28 11/05/14	1,000,000	911,800
Citigroup Frn	8/13/2013	1,300,000	1,275,983
Citigroup Inc	4.5% 1/14/22	755,000	726,039
Citigroup Inc	5.5% 8/27/12	1,575,000	1,600,358
Citigroup Inc	6.5% 08/13 SNR	9,865,000	10,270,372
Citigroup Inc Glb	4.7% 5/29/15	100,000	101,671
Citigroup Inc Mtn	8.5% 5/22/19	2,500,000	2,941,888
Cleveland Elec	7.88% 11/01/17	80,000	100,557
Cme Group Inc	5.75% 2/14	75,000	81,759
CNH	2009-C A3 1.85% 12/13	5,443	5,446
Coca-Coal Ent	1.125% 11/12/13	698,000	700,329
Coca-Cola Co	1.8% 9/01/16 WI	1,735,000	1,765,153
COELT	05-B A2 @LIBUS3+10 12/21	1,979,577	1,957,876
Colgate-Palm Mtn	1.375% 11/15	4,300,000	4,346,904
Comcast Corp	5.3% 1/15/14	100,000	107,766
Comcast Corp	5.9% 3/15/16	2,100,000	2,404,097
Comcast Corp Glb	5.875% 2/15/18	1,972,000	2,279,563
Comerica Inc	3% 9/16/15	74,000	75,606
Comet	2008-A3 A3 5.05% 2/16	1,900,000	2,000,433

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Comm	2004-LB2A A4 4.715% 3/39	1,579,319	1,660,522
Comm	2006-C7 A4 CSTR 6/46	2,755,000	3,042,203
Commonwealth Bank	2.125% 3/17/14 144	1,430,000	1,425,946
Commonwealth Bank	3ML+55 3/13 144A	2,000,000	1,995,046
Commonwealth Edi	3.4% 9/01/21	1,615,000	1,671,800
Conocophillips	4.75% 2/1/14	200,000	216,038
Coventry Hlth	5.45% 6/15/21	300,000	333,239
Credit Suisse Fb	4.875% 1/15/15	200,000	208,994
Credit Suisse Fb USA	5.125% 8/15	125,000	131,691
Credit Suisse Ny	5% 5/15/13	2,556,000	2,622,239
Cs Ny Br	6% 2/15/18	300,000	295,795
CSFB	2003-C4 A4 5.137% 8/36	410,000	426,838
CSFB	05-C6 A4 5.23% 12/40	3,000,000	3,296,790
CSFB	05-C5 AM CSTR 8/38	1,200,000	1,256,292
CSMC	2007-C3 A2 CSTR 6/39	206,317	207,435
CSMC	2007-C2 A2 CSTR 1/49	2,922,083	2,950,308
CSMC	2006-C1 A4 CSTR 2/39	1,600,000	1,770,702
Daimler Chrysler	6.5% 11/15/13	880,000	958,630
Daimler Fin	1.875% 9/15/14 144A	2,185,000	2,173,454
Daimlerchrys Glbl	7.3% 1/15/12	1,230,000	1,232,291
DBUBS	2011-LC3A A1 2.238% 8/44	154,213	156,481
DCENT	2008-A4 A4 5.65% 12/15	150,000	160,514
DCENT	2010-A1 A1 1ML+65 9/15	2,000,000	2,013,219
DCENT	2009-A2 A1 ML+130 2/15	4,300,000	4,332,740
DCP Midstream	9.75% 3/15/19 144	1,475,000	1,922,269
Dell Inc	5.65% 4/15/18	40,000	46,327
Deutsche Bk Ag	2.375% 1/11/13	1,290,000	1,280,490
Deutsche Tel Glb	5.25% 7/22/13	390,000	409,901
Deutsche Tel Mtn	4.875% 7/8/14	350,000	372,689
Diageo Cptl Glb	5.2% 1/30/13	1,289,000	1,349,954
Directv Hld Globl	4.75% 10/1/14	1,300,000	1,404,397
Directv Hldgs	3.5% 3/01/16	1,700,000	1,752,909
Directv Holdgs LLC	3.125% 2/16	1,400,000	1,418,463
Dominion Resour	2.25% 9/1/15	425,000	435,033
Dominion Resrce	6.25% 6/30/12	1,107,000	1,136,140
Dow Glbl	6% 10/01/12	210,000	218,096
Dr Pepper Snapp	2.9% 1/15/16	685,000	710,564
Duke Cap Corp	5.5% 3/01/14	380,000	405,806
Duke Cap Corp	6.25% 2/15/13	2,600,000	2,725,988
Duke Energy Car	1.75% 12/15/16	705,000	710,578

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Duke Energy Car	5.75% 11/15/13	395,000	429,610
Duke Energy Corp	2.15% 11/15/16	75,000	75,231
Dupont Ei Glbl	4.875% 4/30/14	95,000	103,780
Dupont Mtn	4.125% 3/06/13	100,000	103,831
Ecolab Inc	3% 12/08/16	825,000	853,583
Ecolab Inc	4.35% 12/8/21	770,000	821,942
EDS	6% 8/01/13	230,000	243,847
Encana Hldgs	5.8% 5/1/14	430,000	467,060
Eog Resources In	6.125% 10/1/13	75,000	81,424
Erac USA Fin Mtn	2.25% 1/14 144A	1,750,000	1,742,911
Erp Operat Lp	4.625% 12/15/21	82,000	83,587
European Invt Bk	1.75% 9/14/12	2,000,000	2,012,396
Export Dev Can Glb	3.5% 5/16/13	1,000,000	1,040,552
Export Dev Canada	1.5% 5/15/14	290,000	296,337
Fed Realty Tr	5.4% 12/01/13	220,000	231,926
Fed Realty Tr	6% 7/15/12	595,000	605,357
FFCB	1.875% 12/07/12	4,150,000	4,211,960
FHLB	1.875% 6/21/13	8,635,000	8,829,244
FHLG	10.00% 10/30 #G20027	800,527	942,269
FHLG	10YR 3.00% 8/21 #J16393	495,689	517,151
FHLG	10YR 3.00% 8/21 #J16442	541,007	564,432
FHLG	15YR 4.00% 6/18 #E96973	322,895	339,666
FHLG	15YR 4.50% 1/19 #G11565	200,379	213,155
FHLG	15YR 4.50% 4/19 #B13051	108,249	115,426
FHLG	15YR 4.50% 6/19 #B14961	267,521	285,737
FHLG	15YR 4.50% 8/18 #E98688	866,977	921,609
FHLG	15YR 4.50% 9/18 #E99205	582,259	618,986
FHLG	15YR 4.50% 10/18 #B12459	119,056	126,565
FHLG	15YR 4.50% 10/18 #E99833	840,281	893,846
FHLG	15YR 4.50% 11/18 #B10931	492,448	524,168
FHLG	15YR 5.0% 4/20 #G11682	1,703,692	1,830,076
FHLG	15YR 5.00% 1/20 #M30030	69,174	73,354
FHLG	15YR 5.00% 3/19 #G13052	1,100,978	1,180,897
FHLG	15YR 5.00% 5/18 #P10034	375,402	393,626
FHLG	15YR 5.00% 6/24 #G13598	1,138,298	1,222,599
FHLG	15YR 5.00% 10/18 #E99955	116,257	124,603
FHLG	15YR 5.00% 11/17 #M30281	175,268	185,860
FHLG	15YR 5.00% 12/17 #E01280	137,099	146,756
FHLG	15YR 5.00% 12/17 #E93561	203,605	217,946
FHLG	15YR 5.00% 12/18 #G13293	341,123	365,617

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FHLG	15YR 5.50% 1/18 #E01279	125,580	135,558
FHLG	15YR 5.50% 2/20 #G11728	4,289,261	4,635,418
FHLG	15YR 5.50% 3/17 #E01136	52,461	56,629
FHLG	15YR 5.50% 11/17 #E01251	176,282	190,288
FHLG	15YR 5.50% 11/18 #B10916	503,702	544,918
FHLG	15YR 5.50% 11/18 #E01497	327,293	354,580
FHLG	15YR 5.50% 12/17 #G11792	196,932	212,579
FHLG	15YR 5.50% 12/24 #G14015	9,880,817	10,693,668
FHLG	15YR 6.00% 1/18 #M50041	102,684	108,455
FHLG	15YR 6.00% 1/24 #G13647	1,613,532	1,741,669
FHLG	15YR 6.00% 1/24 #G13982	1,401,685	1,512,998
FHLG	15YR 6.00% 4/17 #E89007	256,970	276,295
FHLG	15YR 6.00% 4/20 #J02203	239,483	260,718
FHLG	15YR 6.00% 7/17 #E90474	250,425	270,169
FHLG	15YR 6.00% 10/16 #E01054	141,593	152,218
FHLG	15YR 6.00% 11/14 #M50039	28,389	28,696
FHLG	15YR 6.00% 11/23 #G13368	395,795	428,216
FHLG	15YR 6.50% 1/20 #J02204	122,135	134,701
FHLG	15YR 6.50% 4/16 #E83211	12,964	13,955
FHLG	15YR 6.50% 4/18 #G11452	206,441	223,527
FHLG	15YR 6.50% 6/17 #E90325	115,674	126,734
FHLG	15YR 6.50% 7/14 #P60031	447,102	464,267
FHLG	15YR 6.50% 7/21 #G12934	215,043	235,343
FHLG	15YR 6.50% 10/17 #E01254	33,231	36,369
FHLG	15YR 7.00% 3/16 #P60090	9,623	10,249
FHLG	15YR 7.00% 12/14 #P60089	11,672	12,267
FHLG	20YR 5.50% 9/27 #G30345	230,518	250,266
FHLG	20YR 6.00% 7/22 #C90562	250,699	279,065
FHLG	20YR 6.00% 2/22 #C90523	327,820	363,782
FHLG	20YR 6.00% 9/27 #G30357	752,400	829,462
FHLG	4.00% 1/41 #A96478	981,696	1,029,495
FHLG	4.00% 4/39 #A85531	444,163	465,789
FHLG	4.00% 12/40 #C03565	422,527	443,100
FHLG	4.50% 6/23 #A45156	1,556,197	1,652,333
FHLG	5.50% 1/24 #G13432	1,647,942	1,782,996
FHLG	5.50% 5/27 #O20133	158,866	172,227
FHLG	5.50% 7/39 #G05546	1,700,754	1,841,812
FHLG	5.50% 9/33 #A13845	189,234	205,639
FHLG	5.50% 12/37 #G03696	2,025,766	2,193,779
FHLG	5.50% 12/37 #G03865	1,021,774	1,106,518

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FHLG	6.00% 1/38 #G03781	2,724,153	2,986,463
FHLG	6.00% 8/26 #G00587	102,317	113,131
FHLG	6.00% 8/28 #C13910	118,706	131,983
FHLG	6.00% 9/37 #G03282	1,462,462	1,603,283
FHLG	6.00% 11/21 #D94929	205,144	227,268
FHLG	6.50% 4/34 #A21170	324,039	361,316
FHLG	6.50% 5/22 #D95395	124,570	139,669
FHLG	6.50% 5/24 #Z40034	7,838,966	8,727,125
FHLG	6.50% 5/33 #N50075	154,793	173,009
FHLG	6.50% 8/21 #C90473	844,157	940,709
FHLG	6.50% 8/22 #O20119	314,278	352,248
FHLG	6.50% 8/26 #C90985	117,672	131,218
FHLG	6.50% 9/23 #Z40030	6,905,110	7,683,506
FHLG	6.50% 9/37 #H09069	233,429	255,395
FHLG	6.50% 10/26 #C90995	467,164	520,942
FHLG	8.50% 7/28 #G00981	238,961	284,793
FHLM ARM	2.98% 8/41 #1B8533	358,107	373,730
FHLM ARM	2.99% 8/41 #1B8556	159,388	166,174
FHLM ARM	3.07% 9/41 #1B8608	215,996	225,722
FHLM ARM	3.21% 7/41 #1B8477	276,455	289,701
FHLMC	0.625% 12/29/14	7,422,000	7,416,575
FHLMC	0.375% 10/30/13	7,503,000	7,495,017
FHLMC	0.75% 11/25/14	9,441,000	9,458,098
FHLMC	0.75% 3/28/13	531,000	533,991
FHLMC	1% 7/30/14	16,965,000	17,150,546
FHLMC	1% 8/27/14	5,979,000	6,038,270
FHLMC	1.125% 7/27/12	1,410,000	1,417,183
FHLMC	1.375% 2/25/14	14,640,000	14,879,906
FHLMC	2.5% 1/07/14	1,845,000	1,921,200
FHLMC	2.875% 2/09/15	2,770,000	2,954,083
FHLMC	5% 7/15/14	6,900,000	7,664,796
FHR	2068 B 10% 11/22	38,440	44,373
FHR	1577 PK 6.5% 9/23	114,815	128,454
FHR	1584 L 6.5% 9/23	254,925	286,117
FHR	1617 PM 6.5% 11/23	198,256	219,686
FHR	1668 D 6.5% 2/14	62,493	64,858
FHR	1835 D 6% 4/26	163,872	181,448
FHR	1837 Z 6.5% 4/26	157,213	176,188
FHR	192 I 9% 2/22	231,888	271,641
FHR	2075 PH 6.5% 8/28	135,921	155,591

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FHR	2102 TC 6% 12/13	111,131	114,758
FHR	2208 PG 7% 1/30	234,873	269,626
FHR	2262 Z 7.5% 10/30	95,836	113,348
FHR	2344 ZJ 6.5% 8/31	20,586	23,362
FHR	2355 BP 6% 9/16	86,064	92,626
FHR	2356 GD 6% 9/16	63,096	67,671
FHR	2363 PF 6% 9/16	81,462	87,350
FHR	2399 OH 6.5% 1/32	165,973	187,646
FHR	2425 OB 6% 3/17	98,447	106,654
FHR	2475 FB 1ML+100 2/32	1,061,536	1,080,302
FHR	2481 FB 1ML+100 2/32	1,068,307	1,084,865
FHR	2513 TG 6% 2/32	505	505
FHR	2527 TB 6% 11/32	59,021	66,200
FHR	2533 PE 5.5% 12/21	33,086	33,178
FHR	2558 BD 5% 1/18	4,000,000	4,301,525
FHR	2590 BY 5% 3/18	4,000,000	4,335,358
FHR	2619 HR 3.5% 11/31	65,219	66,528
FHR	2628 QM 4.5% 11/31	6,484,339	6,715,283
FHR	2650 QN 4.5% 1/33	233,686	250,057
FHR	2672 NH 0% 9/18	750,000	783,771
FHR	2695 DE 4% 1/17	194,363	196,454
FHR	2708 DG 5.5% 7/32	36,966	38,089
FHR	2770 UD 4.5% 5/17	934,247	947,095
FHR	2780 JG 4.5% 4/19	66,190	68,674
FHR	2810 PD 6% 6/33	268,040	280,151
FHR	2836 PX 4% 5/18	1,000,000	1,030,013
FHR	2866 XE 4% 12/18	1,886,307	1,958,879
FHR	2872 JG 4.5% 10/19	1,100,000	1,196,713
FHR	2931 GA 5% 11/28	41,839	41,975
FHR	2941 AJ 4.5% 3/35	298,300	307,169
FHR	2971 KT 5.5% 5/33	1,600,000	1,726,209
FHR	3013 VJ 5% 1/14	327,792	340,032
FHR	3033 UD 5.5% 10/30	51,389	51,868
FHR	3047 OB 5.5% 12/33	101,830	106,639
FHR	3331 PB 6% 1/31	482,000	495,041
FHR	3397 FC 0.8613% 12/37	8,430,967	8,449,328
FHR	3540 CD 2% 6/14	931,065	934,643
FHR	3560 LA 2% 8/14	304,811	306,529
FHR	3564 JA 4% 1/18	667,925	697,958
FHR	3573 LC 1.85% 8/14	554,047	558,078

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FHR	3728 EA 3.5% 9/20	5,246,217	5,393,059
FHR	3943 EF 1ML+25 2/26	580,068	578,490
FHR	2474 NR 6.5% 7/32	123,661	139,749
FHR	2484 LZ 6.5% 7/32	241,952	274,451
FHR	2543 QT 5.5% 4/22	57,420	59,002
Fifth Third Ban	3.625% 1/25/16	1,150,000	1,167,000
Fiserv Inc Mtn	3.125% 10/01/15	1,700,000	1,741,789
FNBR	2007-B1 VA 5.5% 4/17	294,990	319,637
FNMA	0.625% 10/30/14	5,080,000	5,086,248
FNMA	0.75% 12/18/13	4,884,000	4,903,599
FNMA	0.75% 12/19/14	1,605,000	1,609,976
FNMA	0.875% 8/28/14	6,523,000	6,576,332
FNMA	1% 9/23/13	6,025,000	6,088,365
FNMA	1.375% 11/15/16	3,430,000	3,461,920
FNMA	10YR 3% 9/21 #AL0576	1,156,188	1,209,859
FNMA	10YR 3% 9/21 #AL0579	1,357,799	1,420,828
FNMA	10YR 3.00% #MA0833	994,889	1,041,072
FNMA	10YR 3.00% #MA0865	1,477,055	1,541,818
FNMA	10YR 3.00% #MA3892	1,051,727	1,100,548
FNMA	10YR 3.00% 7/21 #MA0803	652,458	682,745
FNMA	10YR 3.00% 10/21 #MA0909	809,739	845,243
FNMA	10YR 4.50% 11/14 #735023	88,769	90,447
FNMA	10YR 6.50% 12/37 #AD0070	866,114	951,812
FNMA	15YR 3.50% 4/19 #698023	141,551	148,808
FNMA	15YR 4.00% 3/19 #773886	317,092	334,516
FNMA	15YR 4.00% 6/18 #708802	183,479	193,523
FNMA	15YR 4.00% 6/19 #773153	248,289	262,520
FNMA	15YR 4.00% 7/18 #682424	89,154	94,035
FNMA	15YR 4.00% 7/18 #726128	109,823	115,835
FNMA	15YR 4.00% 7/19 #773445	569,633	602,241
FNMA	15YR 4.00% 7/19 #AE0968	2,327,868	2,455,301
FNMA	15YR 4.00% 8/18 #728852	26,219	27,654
FNMA	15YR 4.00% 9/18 #254919	234,851	247,707
FNMA	15YR 4.00% 9/18 #682450	46,622	49,175
FNMA	15YR 4.00% 12/18 #735522	808,918	853,200
FNMA	15YR 4.50% 1/19 #735057	116,767	124,550
FNMA	15YR 4.50% 1/21 #852735	6,099	6,520
FNMA	15YR 4.50% 2/20 #809744	16,862	17,994
FNMA	15YR 4.50% 3/19 #742078	318,155	339,407
FNMA	15YR 4.50% 3/19 #758528	268,705	286,614

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FNMA	15YR 4.50% 3/19 #773086	436,366	465,449
FNMA	15YR 4.50% 3/21 #890081	1,376,470	1,468,210
FNMA	15YR 4.50% 4/19 #725352	766,516	817,603
FNMA	15YR 4.50% 4/19 #774267	111,692	119,219
FNMA	15YR 4.50% 4/19 #775768	194,870	207,949
FNMA	15YR 4.50% 5/18 #697602	210,697	224,740
FNMA	15YR 4.50% 5/18 #707297	576,422	614,840
FNMA	15YR 4.50% 5/18 #710701	185,571	197,939
FNMA	15YR 4.50% 5/19 #725445	98,877	105,485
FNMA	15YR 4.50% 5/19 #780233	782,741	834,909
FNMA	15YR 4.50% 6/18 #710238	145,382	155,072
FNMA	15YR 4.50% 6/18 #711665	460,348	491,030
FNMA	15YR 4.50% 6/18 #720668	108,607	115,846
FNMA	15YR 4.50% 6/18 #720710	123,980	132,243
FNMA	15YR 4.50% 6/18 #720711	167,601	178,771
FNMA	15YR 4.50% 6/19 #745278	388,453	414,343
FNMA	15YR 4.50% 7/18 #720393	222,040	236,839
FNMA	15YR 4.50% 7/18 #722347	84,768	90,418
FNMA	15YR 4.50% 7/18 #729585	208,908	222,832
FNMA	15YR 4.50% 7/19 #788390	23,377	24,967
FNMA	15YR 4.50% 7/20 #888653	183,802	196,191
FNMA	15YR 4.50% 7/21 #845515	20,566	21,985
FNMA	15YR 4.50% 7/21 #932885	1,183,449	1,263,619
FNMA	15YR 4.50% 8/18 #727466	177,256	189,070
FNMA	15YR 4.50% 8/18 #730721	196,653	209,760
FNMA	15YR 4.50% 8/18 #731222	42,863	45,719
FNMA	15YR 4.50% 8/18 #731638	124,469	132,764
FNMA	15YR 4.50% 8/18 #733772	415,615	443,315
FNMA	15YR 4.50% 9/18 #727384	113,532	121,099
FNMA	15YR 4.50% 10/18 #713830	60,432	64,459
FNMA	15YR 4.50% 10/18 #740508	50,830	54,218
FNMA	15YR 4.50% 10/18 #746279	27,952	29,815
FNMA	15YR 4.50% 10/18 #746347	52,958	56,488
FNMA	15YR 4.50% 10/18 #746360	58,411	62,304
FNMA	15YR 4.50% 10/18 #746556	90,456	96,485
FNMA	15YR 4.50% 10/19 #796680	641,142	684,175
FNMA	15YR 4.50% 10/20 #735926	35,570	37,979
FNMA	15YR 4.50% 10/20 #836381	82,401	88,086
FNMA	15YR 4.50% 11/18 #254952	2,561,279	2,731,985
FNMA	15YR 4.50% 11/18 #725857	152,499	162,663

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FNMA	15YR 4.50% 11/18 #740568	662,366	706,513
FNMA	15YR 4.50% 11/19 #889395	12,647	13,492
FNMA	15YR 4.50% 11/20 #813915	33,668	35,991
FNMA	15YR 4.50% 12/18 #255031	2,589,435	2,762,018
FNMA	15YR 4.50% 12/18 #888889	1,183,458	1,262,335
FNMA	15YR 4.50% 12/19 #735290	142,613	152,231
FNMA	15YR 4.50% 12/20 #995320	3,543,531	3,781,365
FNMA	15YR 4.50% 12/20 #995465	573,554	612,408
FNMA	15YR 5.00% 1/18 #681270	384,845	413,800
FNMA	15YR 5.00% 3/18 #667792	164,708	177,100
FNMA	15YR 5.00% 4/19 #761326	245,684	264,595
FNMA	15YR 5.00% 5/18 #707298	1,126,143	1,186,682
FNMA	15YR 5.00% 6/18 #709848	215,048	231,227
FNMA	15YR 5.00% 6/18 #709877	151,803	163,225
FNMA	15YR 5.00% 11/18 #740462	107,005	115,055
FNMA	15YR 5.00% 11/18 #749596	324,416	348,975
FNMA	15YR 5.00% 12/18 #888681	982,551	1,056,475
FNMA	15YR 5.00% 12/19 #803919	389,696	420,476
FNMA	15YR 5.00% 12/20 #995324	2,152,280	2,322,281
FNMA	15YR 5.00% 12/21 #888436	1,306,469	1,409,663
FNMA	15YR 5.50% 1/18 #680143	29,295	31,817
FNMA	15YR 5.50% 2/17 #634197	411,656	441,220
FNMA	15YR 5.50% 2/18 #681383	283,462	307,866
FNMA	15YR 5.50% 3/17 #638411	32,773	35,178
FNMA	15YR 5.50% 3/20 #735521	83,275	90,444
FNMA	15YR 5.50% 4/18 #254686	349,284	379,355
FNMA	15YR 5.50% 4/19 #725528	215,045	233,559
FNMA	15YR 5.50% 5/21 #AL0230	1,711,485	1,858,833
FNMA	15YR 5.50% 9/17 #665775	60,378	64,991
FNMA	15YR 5.50% 9/19 #725793	43,228	46,950
FNMA	15YR 5.50% 9/19 #725796	55,209	60,031
FNMA	15YR 5.50% 9/23 #AL0229	1,574,830	1,714,350
FNMA	15YR 5.50% 10/16 #612660	113,258	123,009
FNMA	15YR 5.50% 10/19 #795064	55,696	60,560
FNMA	15YR 5.50% 11/17 #670452	223,770	243,035
FNMA	15YR 5.50% 12/16 #611007	31,023	33,694
FNMA	15YR 5.50% 3/24 #AE0467	432,342	470,645
FNMA	15YR 6.00% 1/13 #416704	98,756	106,525
FNMA	15YR 6.00% 1/24 #995425	997,079	1,079,260
FNMA	15YR 6.00% 2/23 #889634	1,788,334	1,936,849

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FNMA	15YR 6.00% 3/18 #555390	70,281	75,810
FNMA	15YR 6.00% 3/24 #AE0745	732,952	793,822
FNMA	15YR 6.00% 5/17 #644987	91,228	98,405
FNMA	15YR 6.00% 6/16 #583745	22,084	23,821
FNMA	15YR 6.00% 11/13 #252165	91,032	98,193
FNMA	15YR 6.00% 11/13 #445344	149,498	161,259
FNMA	15YR 6.00% 11/13 #449782	129,427	139,609
FNMA	15YR 6.00% 11/17 #668811	30,295	32,679
FNMA	15YR 6.50% 1/14 #100283	49,400	51,120
FNMA	15YR 6.50% 1/23 #889111	686,674	758,713
FNMA	15YR 6.50% 3/17 #627139	35,911	38,973
FNMA	15YR 6.50% 5/13 #420033	24,734	25,451
FNMA	15YR 6.50% 6/14 #323794	50,444	52,414
FNMA	15YR 6.50% 6/15 #555720	16,808	17,396
FNMA	15YR 6.50% 8/14 #506702	362,320	378,702
FNMA	15YR 6.50% 12/14 #535063	135,883	142,360
FNMA	15YR 7.00% 3/17 #636917	51,003	55,974
FNMA	15YR 7.00% 5/17 #254353	27,207	29,830
FNMA	15YR 7.00% 5/17 #638774	109,462	120,396
FNMA	15YR 7.00% 7/17 #667070	159,383	175,578
FNMA	15YR 7.00% 9/19 #842257	355,140	409,930
FNMA	15YR 8.00% 9/15 #535460	47,596	51,120
FNMA	15YR 8.50% 11/12 #756138	2,078	2,109
FNMA	2.625% 11/20/14	2,895,000	3,063,165
FNMA	20YR 5.00% 1/25 #995884	5,456,323	5,913,358
FNMA	20YR 5.50% 1/24 #925847	1,135,371	1,242,659
FNMA	20YR 5.00% 8/26 #AD0787	16,801,385	18,208,709
FNMA	20YR 4.50% 5/26 #AH0473	419,186	447,853
FNMA	20YR 6.00% 9/21 #253999	99,874	110,509
FNMA	20YR 6.00% 11/22 #254544	132,153	147,445
FNMA	20YR 6.00% 12/18 #456110	354,280	389,847
FNMA	20YR 6.50% 3/19 #252348	109,551	119,912
FNMA	20YR 6.50% 7/18 #251825	146,675	159,610
FNMA	20YR 5.00% 5/23 #254762	6,672,196	7,235,246
FNMA	20YR 5.50% 4/29 #AD0912	1,029,341	1,122,106
FNMA	20YR 5.50% 7/27 #986156	1,039,155	1,134,753
FNMA	20YR 5.50% 9/23 #254916	6,555,728	7,158,828
FNMA	20YR 5.50% 1/23 #254589	499,037	545,882
FNMA	20YR 5.50% 6/23 #254764	504,778	552,162
FNMA	20YR 6.00% 4/24 #745407	274,439	306,318

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FNMA	20YR 6.00% 10/27 #256928	823,978	910,817
FNMA	20YR 6.50% 5/22 #254305	133,038	148,925
FNMA	20YR 6.50% 11/18 #252104	167,904	183,263
FNMA	20YR 6.50% 12/21 #545419	5,702	6,363
FNMA	20YR 6.00% 4/27 #888281	6,273,660	6,934,845
FNMA	4.50% 6/37 #888485	882,062	938,344
FNMA	4.50% 7/39 #935300	8,295,479	8,911,636
FNMA	4.50% 8/20 #923799	397,219	415,363
FNMA	4.625% 10/15/13	4,740,000	5,098,254
FNMA	5.00% 8/25 #255810	2,554,101	2,763,250
FNMA	5.50% 2/37 #904918	765,513	827,090
FNMA	5.50% 6/33 #254767	3,728,031	4,061,109
FNMA	6.00% 2/28 #257076	553,202	611,504
FNMA	6.00% 3/33 #695584	31,108	34,680
FNMA	6.00% 4/25 #660719	204,009	222,339
FNMA	6.00% 7/27 #256803	1,059,519	1,171,182
FNMA	6.00% 9/19 #660716	200,207	213,237
FNMA	6.00% 9/33 #752786	40,219	45,083
FNMA	6.00% 9/37 #256890	591,473	646,093
FNMA	6.00% 12/32 #AL0045	776,180	862,468
FNMA	6.50% 2/20 #535834	197,505	216,949
FNMA	6.50% 5/36 #884018	414,182	462,412
FNMA	6.50% 9/28 #AD0329	515,830	577,750
FNMA	6.50% 10/21 #254044	15,199	16,969
FNMA	6.50% 11/22 #735137	399,198	439,376
FNMA	7.00% 4/37 #888366	442,512	495,268
FNMA	7.00% 11/32 #725502	74,727	84,358
FNMA	7.00% 12/36 #907742	89,358	98,113
FNMA	7.50% 11/37 #888892	775,012	906,644
FNMA	7.50% 11/38 #995504	566,542	662,905
FNMA	8.00% 6/27 #695533	19,456	23,034
FNMA	8.00% 11/37 #995783	182,212	204,986
FNMA ARM	2.69% 9/41 #AH5260	471,341	489,894
FNMA ARM	3.01% 8/41 #AI4358	172,073	179,624
FNMA ARM	3.37% 9/41 #AI8935	170,029	178,815
FNR	2003-32 UN 4% 1/33	6,897,170	7,176,734
FNR	2004-2 QL 4% 2/19	2,255,000	2,410,411
FNR	2004-23 VB 4.5% 5/27	10,738,048	11,203,676
FNR	2004-82 HJ 5.5% 9/32	2,360,388	2,509,024
FNR	2004-89 DF 1ML+25 4/23	1,654,312	1,653,952

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FNR	2004-97 GJ 4.5% 10/30	842,164	850,012
FNR	2005-21 BK 4.75% 7/23	1,849,392	1,894,554
FNR	2006-109 HA 4.5% 5/24	2,540,795	2,589,786
FNR	2006-78 BC 6.5% 1/34	18,808	18,849
FNR	2007-114 A6 1ML+20 10/37	1,200,000	1,192,725
FNR	2008-29 CA 4.5% 9/35	8,128,269	8,596,949
FNR	2009-10 AB 3/24	313,019	337,290
FNR	2011-40 DK 4% 11/25/37	7,761,467	8,067,314
FNR	02-58 HC 5.5% 9/17	183,060	194,546
FNR	04-33 MW 4.5% 1/30	171,003	180,509
FNR	1992-205 Z 7% 11/22	240,069	267,493
FNR	1993-250 Z 7% 12/23	352,119	369,702
FNR	1994-40 Z 6.5% 3/24	523,891	582,792
FNR	1997-46 PL 6% 7/27	642,414	718,179
FNR	1998-46 E 6% 8/28	178,465	184,321
FNR	2001-44 PD 7% 9/31	37,413	42,907
FNR	2001-7 PF 7% 3/31	14,214	16,287
FNR	2001-71 MB 6% 12/16	190,200	205,431
FNR	2002-56 MC 5.5% 9/17	61,567	66,099
FNR	2003-35 MD 5% 11/16	19,837	19,786
FNR	2003-57 NK 5% 6/18	71,046	76,008
FNR	2003-68 QP 3% 7/22	39,352	39,886
FNR	2003-80 VC 5% 4/16	302,583	312,987
FNR	2004-70 JA 4.5% 10/19	89,577	91,626
FNR	2004-95 AN 5.5% 1/25	277,505	294,587
FNR	2005-110 GJ 5.5% 11/30	378,670	394,136
FNR	2006-113 NC 5.5% 3/33	1,000,000	1,058,314
FNR	2006-41 MC 5.5% 7/35	500,000	550,216
FNR	2006-46 PE 5.5% 11/32	1,500,000	1,546,248
FNR	2006-75 CM 6.5% 12/33	8,592	8,587
FNR	2006-90 BE 6% 4/35	1,000,000	1,114,037
FNR	2007-109 VA 5% 11/18	688,481	755,668
FNR	2007-68 PA 5.5% 6/36	82,894	84,733
FNR	2007-77 MH 6% 12/36	1,201,636	1,291,027
FNR	2007-79 PB 5% 4/29	147,380	147,733
FNR	2010-123 DL 3.5% 11/25	448,969	466,477
FNR	2010-135 DE 2.25% 4/24	624,648	632,816
FNR	2010-143 B 3.5% 12/25	698,340	729,151
FNR	2011-5 PA 4% 10/25	402,140	409,259
FNR	99-8 QD 6% 3/14	92,850	96,246

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FNR	G93-3 K 7% 2/23	84,625	96,000
FNW	2003-W4 2A 6.5% 10/42	29,983	33,360
FNW	2004-W1 1A6 5.04% 11/43	953,902	1,005,697
Ford	2011-B ABS 1.05% 10/15/14	700,000	700,630
Fordo	2009-B A3 2.79% 8/13TALF	401,173	403,159
Fordo	2009-D A3 2.17% 10/13	146,805	147,555
Fordo	2009-E A3 1.51% 1/14	350,972	352,208
Fordo	2010-B A3 0.98% 10/14	557,769	558,719
Fordo	2011-A A3 1% 7/14	790,000	789,701
Fordo	2011-B A3 0.84% 6/15	2,060,000	2,058,842
Fpl Group	7.875% 12/15	80,000	95,457
Fpl Group Captl	5.35% 6/15/13	100,000	105,501
France Telecom	2.125% 9/16/15	214,000	212,052
FSPC	T-5 A5 CSTR 6/28	742,214	756,831
FSPC	T-54 2A 6% 2/43	140,770	156,699
FSPC	T-54 3A 7% 2/43	64,625	76,378
FSPC	T-9 A5 7.05% 3/29	344,577	382,447
GCCFC	03-C2 A4 4.915% 01/36	2,500,000	2,615,170
GCCFC	04-GG1 A7 CSTR 6/36	2,650,000	2,824,079
GCCFC	2005-GG3 A2 CSTR 8/42	991,418	990,789
GCCFC	2005-GG3 A3 4.569% 8/42	2,000,000	2,022,094
GCCFC	2005-GG3 A4 CSTR 8/42	2,995,000	3,216,762
GE Cap	3ML+0 9/20/13	5,500,000	5,333,740
GE Cap	5.25% 10/19/12	720,000	745,204
GE Cap	5.3% 2/11/21	1,640,000	1,752,447
GE Cap Corp	2.25% 11/9/15	5,340,000	5,364,858
GE Cap Fdic Gmtn	2% 9/28/12	900,000	912,271
GE Cap Mtn	2.8% 1/08/13	485,000	494,235
GE Cap Mtn	3.5% 6/29/15	1,183,000	1,240,632
GE Elec Cap Corp	2.1% 1/07/14	849,000	861,794
Gecap Corp	5.625% 5/01/18	1,000,000	1,119,701
Gecap Med	4.75% 9/15/14	520,000	560,812
Gecap Mtn	5.65% 6/09/14	650,000	704,480
GECMC	2002-1A A3 6.269% 12/35	1,264,232	1,269,266
GECMC	2002-3A A2 4.996% 12/37	1,751,917	1,786,983
GECMC	2006-C1 A4 CSTR 3/44	3,000,000	3,293,745
Gen Elec Cap Crp	5.5% 6/4/14	4,900,000	5,327,152
Gen Elec Cap Mtn	5.4% 9/20/13	1,808,000	1,928,766
General Elec	2.95% 5/09/16	902,000	927,880
General Elec Cap	4.625% 1/7/21	390,000	404,458

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
General Elec Cap	4.65% 10/17/21	1,290,000	1,345,802
General Elec Mtn	3.35% 10/17/16	859,000	894,760
General Elec Mtn	1.875% 9/13	1,302,000	1,318,213
General Electric Glb	5% 2/1/13	1,795,000	1,870,718
General Mills	6% 2/15/12 GLBL	211,000	212,224
General Mills In Glb	5.65% 9/12	53,000	54,627
Gilead Sciences	2.4% 12/01/14	1,040,000	1,058,877
Gilead Sciences	3.05% 12/01/16	1,000,000	1,023,717
GMAC	2002-C3 A2 4.93% 7/39	872,918	888,237
GMAC	2003-C1 A2 4.079% 5/36	2,750,000	2,809,414
GMAC	2003-C2 A2 CSTR 5/40	2,495,000	2,630,433
GMACC	2004-C2 A4 5.301% 8/38	420,000	447,191
GNII II	5.50% 7/38 #004187	563,227	613,351
GNII II	6.00% 11/38 #004285	482,244	528,209
GNII II	6.50% 9/29 #002808	487,935	553,868
GNMA	15YR 4.50% 12/18 #781681	719,533	775,432
GNMA	15YR 6.50% 5/17 #569432	176,835	190,615
GNMA	15YR 6.50% 6/20 #641437	128,722	141,607
GNMA	15YR 7.00% 2/15 #515099	26,094	27,661
GNMA	15YR 8.00% 1/16 #781570	14,902	15,970
GNMA	20YR 6.50% 4/23 #593677	24,853	28,411
GNMA	4.50% 3/41 #738108	4,906,382	5,381,203
GNMA	6.50% 1/23 #530795	293,618	335,653
GNMA	7.00% 2/28 #462548	5,362	6,137
GNMA	7.00% 5/32 #552576	28,844	33,088
GNMA	7.00% 7/28 #462643	167,232	191,732
GNMA	7.00% 8/28 #416611	33,139	37,953
GNMA	7.00% 8/28 #458917	8,202	9,389
GNMA	7.00% 10/28 #481353	125,252	143,684
GNMA	8.00% 11/29 #186997	8,823	10,380
GNR	2000-14 PD 7% 2/30	110,944	128,129
GNR	2000-27 Z 7.5% 9/30	38,374	44,142
GNR	2000-6 Z 7.5% 2/30	40,143	47,442
GNR	2000-9 ZJ 8.5% 2/30	175,570	210,917
GNR	2002-40 UK 6.5% 6/32	216,910	245,307
GNR	2002-54 GB 6.5% 8/32	107,702	121,949
GNR	2004-109 WE 5% 5/33	802,000	854,245
GNR	2009-127 PL 4.25% 10/38	2,387,728	2,552,632
GNR	2009-45 PB 4.5% 7/33	500,000	533,605
GNR	2009-93 PB 3% 12/38	800,688	824,849

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
GNR	2010-47 CN 4.5% 8/38	2,045,382	2,198,998
Gold West Finl	4.75% 10/01/12	550,000	564,837
Goldman Sac Grp	3.625% 2/07/16	2,500,000	2,416,010
Goldman Sach Glb	5.25% 10/15/13	2,427,000	2,476,686
Goldman Sachs	3.7% 8/1/15	1,926,000	1,887,222
Goldman Sachs	4.75% 7/15/13	559,000	566,460
Goldman Sachs	5.35% 1/15/16	1,320,000	1,353,437
Goldman Sachs	5.5% GLB 11/15/14	700,000	721,284
Goldman Sachs	5.625% 1/15/17	1,200,000	1,176,965
Goldman Sachs	5.75% 10/01/16	1,665,000	1,726,730
Goldman Sachs	7.5% 2/15/19	200,000	220,820
Goldman Sachs Glb	5.15% 1/15/14	400,000	407,653
GSINC	5.25% 7/27/21	2,420,000	2,359,933
GSMS	04-GG2 A6 CSTR 8/38	770,000	824,493
GSMS	2003-C1 A3 4.608% 1/40	1,640,000	1,678,424
GSMS	2006-GG6 A2 5.506% 4/38	430,062	432,905
GSMS	2006-GG8 A2 5.479% 11/39	267,630	268,342
GSMS	2011-GC5 A1 CSTR 8/44	386,749	385,262
Halliburton Co	3.25% 11/15/21	1,950,000	2,013,859
Harot	2009-3A3 2.31% 5/13	202,215	203,012
Harot	2010-1 A4 1.98% 5/23/16	260,000	263,234
Harot	2010-2 A3 1.34% 3/14	557,165	559,443
Harot	2010-3 A3 0.7% 4/14	1,350,000	1,349,787
Harot	2011-1 A4 1.8% 4/17	230,000	233,707
Harot	2011-2 A3 0.94% 3/15	570,000	570,785
Harot	2011-3 A3 0.88% 9/15	3,950,000	3,950,469
Hart	09-A A4 3.15% 3/16	80,000	82,262
Hart	2009-A A3 2.03% 8/13	143,836	144,403
Hart	2011-A A3 1.44% 4/15	300,000	300,961
Hart	2011-C A3 0.83% 12/15	3,320,000	3,310,926
Hcp Inc Mtn	2.7% 2/1/14	1,460,000	1,458,023
Hess Corp	8.125% 2/15/19	900,000	1,154,970
Hewlett Packard	2.625% 12/9/14	440,000	443,939
Hewlett Packard	4.75% 6/02/14	100,000	105,625
Hewlett Packard	6.125% 3/01/14	325,000	350,468
Hewlett-Packard Co	3% 9/16	2,730,000	2,749,855
Home Depot Inc	5.25% 12/16/13	350,000	380,124
Home Depot Inc	5.4% 3/01/16	350,000	404,315
Household	6.375% 11/27/12	1,985,000	2,041,724
Household	7% 5/15/12	500,000	509,323

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Household Glbl	4.75% 7/15/13	400,000	408,505
Hrpt Ppptys	6.65% 1/15/18	225,000	240,524
Hrpt Properties	5.75% 11/1/15	105,000	109,621
HSBC Bank	3.1% 5/24/16 144A	3,580,000	3,580,941
HSBC Finance Corp	5% 6/30/15	400,000	406,221
HSBC Finance Corp FRN	4/24/2012	1,900,000	1,877,761
HSBC Finance Corp FRN	1/15/2014	4,900,000	4,513,851
HSBC Finance Corp Glb	5.25% 1/15/14	350,000	357,439
HSBC Holdings Plc	4.875% 1/22	675,000	713,119
HSBC Holdings Plc	5.1% 4/05/21	360,000	382,392
Hyundai	2 11-C ABS 0.57% 7/15/1	530,000	529,218
Illtool	3.375% 9/15/21 144A	145,000	151,534
Ing Bank Mtn	2.65% 1/13 144A	1,290,000	1,286,189
Ing Bank Nv	2% 10/18/13 144A	1,970,000	1,924,387
Ing Bank Nv	4% 3/15/16 144A	2,135,000	2,063,322
Inter Amern Dev Mtn	1.75% 10/12	2,005,000	2,022,784
Intl Paper Co	4.75% 2/15/22	2,250,000	2,390,697
JDOT	2009-AA3 2.59% 10/13	19,516	19,539
JDOT	2009-BA-3 1.57% 10/3	245,569	245,905
John Deere Ca Co	5.25% 10/01/12	100,000	103,484
John Deere Cap	2.25% 6/07/16	2,850,000	2,928,449
John Deere Cap	3.9% 7/12/21	500,000	544,033
John Deere Cap Mtn	3.15% 10/21	850,000	865,921
John Deere Cap Mtn	4.5% 4/3/13	80,000	83,826
JPMC Co	4.25% 10/15/20	2,050,000	2,063,645
JPMC Co	4.625% 5/10/21	1,400,000	1,447,958
JPMC Co Mtn	3.7% 1/20/15	750,000	777,716
JPMC Co Mtn	4.65% 6/14	2,395,000	2,529,141
JPMCC	03-CB7 A4 CSTR 1/38	172,418	180,833
JPMCC	03-PM1A A4 CSTR 8/40	250,000	261,362
JPMCC	05-LDP5 A4 5.1792% 12/44	3,500,000	3,871,700
JPMCC	06-CB14 A4 CSTR 12/44	3,000,000	3,262,446
JPMCC	2003-C1 A2 4.985% 1/37	350,000	359,337
JPMCC	2003-CB6 A2 5.255% 7/37	1,500,000	1,569,432
JPMCC	2005-LDP4 ASB CSTR 10/42	1,992,328	2,076,486
JPMCC	2005-LDP5 A2 5.198% 12/44	400,000	402,525
JPMCC	2007-LD11 A2 CSTR 6/49	398,220	402,643
JPMCC	2007-LDPX A2S 5.305% 1/49	154,884	153,526
JPMorgan Chase	3.15% 7/05/16	575,000	577,811
JPMorgan Chase	4.95% 3/25/20	650,000	690,631

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
JPMorgan Chase Co	3.4% 6/24/15	862,000	878,839
JPMorgan FDIC	2.125% 12/12	1,450,000	1,477,193
Kellogg	5.125% 12/03/12	60,000	62,362
Kellogg Mtn	4.25% 3/06/13	200,000	207,690
Key Bank Oh Mtn	5.5% 9/17/12	250,000	256,721
Keycorp Mtn	5.1% 3/24/21	435,000	451,564
Keycorp Mtn	6.5% 5/14/13	245,000	259,236
KFW	2.375% 8/25/21	565,000	564,040
KFW Glb	4.75% 5/15/12	2,305,000	2,339,234
Kraft Foods Inc	2.625% 5/8/13	1,158,000	1,183,169
Kraft Foods Inc	5.375% 2/10/20	1,000,000	1,153,466
Kraft Foods Inc	6.75% 2/19/14	95,000	105,588
La Ca Usd Taxm	5.75% 7/01/34	1,300,000	1,435,122
LBUBS	03-C5 A4 4.685% 7/32	2,205,000	2,291,189
LBUBS	03-C8 A4 CSTR 11/33	1,800,000	1,892,162
LBUBS	04-C2A4 4.367% 3/36	213,000	222,538
LBUBS	2003-C3 A4 4.166% 5/32	140,000	143,968
LBUBS	2004-C8 4.799% 12/29	3,145,000	3,337,779
LBUBS	2005-C5 A4 4.954% 9/30	3,000,000	3,274,929
LBUBS	2005-C7 A4 5.197% 11/30	2,000,000	2,196,448
LBUBS	2007-C6 A2 5.845% 7/40	249,424	252,404
Liberty Mutual	5% 6/1/21 144A	390,000	382,022
Liberty Mutual	5.75% 3/15/14 144A	750,000	782,227
Liberty Prop Lp	5.65% 8/15/14	1,000,000	1,065,927
Lincoln National	6.25% 2/15/20	1,350,000	1,454,061
Lloyds Tsb	6.375% 1/21/21	1,800,000	1,803,229
Lloyds Tsb Global	4.875% 1/16	2,090,000	2,036,881
Lockheed Martin	2.125% 9/15/16	485,000	485,900
Lorillard Tobc Co	3.5% 8/04/16	355,000	359,152
Mack-Cali Realty	4.6% 6/15/13	1,000,000	1,021,866
Macquarie Group	7.3% 8/14 144A	1,205,000	1,254,675
Manuf & Traders	6.625% 12/4/17	130,000	149,789
Markel Corp	7.125% 9/30/19	1,300,000	1,509,011
Massmutual Glb	3.125% 4/16 144A	1,090,000	1,127,179
MBART	2011-1 A3 0.85% 3/15	2,575,000	2,577,006
Mcdonnell Dougl	9.75% 4/1/12	245,000	250,405
Mckesson Corp	4.75% 3/1/21	425,000	481,320
Merrill Lynch	5% 1/15/15	295,000	284,224
Merrill Lynch	5% 2/3/14	500,000	497,477
Merrill Lynch	5.45% 2/05/13	1,760,000	1,772,943

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Merrill Lynch	5.45% 7/15/14	960,000	952,020
Merrill Lynch	6.05% 8/15/12	140,000	142,025
Merrill Lynch	6.15% 4/25/13	605,000	610,729
Merrill Lynch	6.4% 8/28/17	267,000	258,597
Merrill Lynch	6.875% 4/25/18	6,300,000	6,209,853
Met Life Fndg	5.2% 9/18/13 144A	1,700,000	1,802,729
Met Life Glb Fn	7.717% 2/15/19	2,500,000	3,133,975
Met Life Glbl	2.5% 9/29/15 144A	1,500,000	1,508,886
Metlife Inc	6.75% 6/1/16	260,000	299,588
Metropolitan Mtn	2.5% 1/13 144A	3,550,000	3,593,153
Mexico Gov Glb	6.375% 1/16/13	100,000	104,500
Midamerican Enr	5.875% 10/1/12	860,000	890,302
Miller Brewing	5.5% 8/13 144A	610,000	650,341
MLCFC	2006-2 A4 CSTR 6/46	3,000,000	3,348,507
MLCFC	2007-7 ASB 5.745% 6/50	1,775,000	1,827,597
MLMT	05-CIP1 A4 5.047% 7/38	3,100,000	3,396,199
MLMT	05-LC1 AM CSTR 1/44	1,000,000	1,053,232
MLMT	2005-CKI1 A6 CSTR 11/37	2,490,000	2,757,284
Morgan Stanley	2.875% 1/25/14	870,000	833,360
Morgan Stanley	3.8% 4/29/16	1,000,000	921,493
Morgan Stanley	4.1% 1/26/15	1,761,000	1,671,786
Morgan Stanley	5.3% 3/01/13	1,050,000	1,062,947
Morgan Stanley	5.375% 10/15/15	300,000	293,188
Morgan Stanley	5.5% 7/28/21	965,000	891,950
Morgan Stanley	5.75% 1/25/21	3,070,000	2,862,729
Morgan Stanley	6% 5/13/14	6,060,000	6,119,940
Morgan Stanley Frn	5/14/2013	1,500,000	1,440,333
Morgan Stanley Glb	6% 4/28/15	2,100,000	2,103,967
Morgan Stly Mtn	5.625% 1/09/12	200,000	200,031
MSC	03-IQ4 A2 4.07% 5/40	149,564	153,057
MSC	03-T11 A4 5.15% 6/41	180,000	187,509
MSC	2005-HQ7 A4 CSTR 11/42	3,000,000	3,298,473
MSC	2006-HQ8 A4 CSTR 3/44	1,290,000	1,412,814
MSC	2006-HQ9 A2 5.618% 7/44	1,940,180	1,939,462
MSC	2006-IQ12 A4 12/43	1,520,000	1,698,982
MSC	2007-HQ11 A31 CSTR 2/44	2,250,000	2,344,271
MSC	2011-C3 A3 4.054% 7/49	107,000	114,026
MSTDW	6.6% 4/01/12	160,000	161,331
MSTDW Mtn	5.75% 8/31/12	100,000	101,286
Nalt	2 11-A ABS 1.04% 8/15/14	400,000	400,128

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Nalt	2010-B A3 1% 12/15/13	830,000	831,950
Nalt	2010-B A4 1.27% 10/16	200,000	200,916
Nalt	2011-B A3 0.92% 2/15	330,000	328,145
Napa Valley	6.507% 8/1/43	1,200,000	1,390,428
Narot	2011-A A3 1.18% 2/15	370,000	371,622
Narot	2011-B A3 0.87% 2/16	2,120,000	2,116,955
Nationwide Mtn	4.65% 2/15 144A	2,745,000	2,722,488
Natl Aust Bk	2.5% 1/08/13 144A	400,000	402,059
Natl Aust Bk	3.75% 3/02/15 144A	2,595,000	2,678,313
Natl Rural	4.75% 3/1/14	300,000	323,710
NBCUniversal Med	3.65% 4/30/15	2,870,000	3,029,670
NCUA Gtd Nts Ma	1.4% 6/12/15	620,000	628,054
News Amer Inc	6.9% 3/1/19	925,000	1,086,834
Noble Enrgy Inc	4.15% 12/15/21	580,000	599,767
Nordea Bk Ag	1.75% 10/4/13 144A	7,230,000	7,065,706
Nordstrom	4% 10/15/21	200,000	208,404
Norfolks South	3.25% 12/01/21	110,000	111,569
Novartis Cap Co	2.9% 4/24/15	3,170,000	3,355,442
NSLC	04-2A A4 @LIBUS3+14 8/19	2,544,721	2,521,979
NSLT	2005-3 A3 3ML+5 6/17	7,092	7,091
NY Life	5.375% 9/15/3 144A	250,000	266,722
NY Life Gbl	2.45% 7/14/16 144A	2,000,000	2,049,866
NY Life Gbl	4.65% 5/9/13 144A	1,800,000	1,887,356
Oncor Elec Dlv	6.375% 5/01/12	700,000	711,480
Oneok Partners Lp	3.25% 2/1/16	1,610,000	1,657,558
Ontario Mtn	2.95% 2/5/15	450,000	473,968
Ontario Prov	1.875% 9/15/15	2,600,000	2,649,330
Oracle Corp	5.25% 1/15/16	250,000	288,728
Pacific Gas & Elec	6.25% 12/13	460,000	502,838
PNC Bk Na	6.875% 4/01/18	250,000	283,458
PNC Fund Corp	4.375% 8/11/20	1,200,000	1,297,018
PNC Fund Corp Mtn	3% 5/19/14	940,000	977,402
PNC Fund Mtn	3.625% 2/8/15	728,000	764,817
PNC Funding Corp	5.25% 11/15/15	110,000	119,662
PNC Funding Corp	5.625% 2/1/17	110,000	119,803
PPG Industries	5.75% 3/15/13	260,000	274,069
Praxair Inc Mtn	4.375% 3/31/14	290,000	311,110
Pricoa Glb 1 Mtn	5.45% 6/14 144A	2,185,000	2,361,957
Pricoa Global	5.3% 9/27/13 144A	1,000,000	1,057,705
Principal Life	6.25% 2/15/12	100,000	100,634

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Principal Life Mtn	5.3% 12/14/12	150,000	156,125
Principal Life Mtn	5.3% 4/24/13	520,000	545,628
Procter & Gamble	1.8% 11/15/15	670,000	691,992
Progress Energy	6.05% 3/15/14	2,550,000	2,813,999
Prudential Fin	3.625% 9/17/12	1,015,000	1,030,763
Prudential Fin	3.875% 1/14/15	1,360,000	1,408,840
PSEG Pwr LLC	2.75% 9/15/16	315,000	316,612
Pt Holdings Co Inc	Pt Holdings Co Inc	525	—
Pub Svc El & Gas	6.33% 11/1/13	380,000	415,491
Pub Svc Oklahoma	5.15% 12/1/19	150,000	167,206
Public Svc Elec	2.7% 5/01/15	525,000	547,388
Rabobank Nl Utrec Mtn	1.85% 1/14	3,102,000	3,086,335
Rabobnk Nedrld Mtn	2.125% 10/15	3,930,000	3,851,698
RBS	4.875% 3/16/15	3,610,000	3,452,319
RBS Snr	3.4% 08/13 SNR	300,000	291,895
RCI Banque Sa	3.4% 4/14 144A	745,000	726,735
Rentenbank	1.875% 9/24/12	1,000,000	1,008,345
Rentenbank Glb	3.25% 3/15/13	2,000,000	2,055,654
Reynolds Amern	6.75% 6/15/17	1,000,000	1,136,890
Rio Tinto Fin	2.25% 9/20/16	870,000	886,292
Rio Tinto Fin USA Ltd	2.5% 5/16	2,115,000	2,157,930
Royal Bk Canada	1.45% 10/30/14	7,120,000	7,157,949
Royal Bk Canada	2.3% 7/20/16	100,000	101,676
Royal Bk Cda Gmtn	2.625% 12/15	1,000,000	1,028,093
Royal Bk Emtn	2.65% 4/23/12	3,400,000	3,416,962
Royal Bk Of Sctld	3ML+90 4/12	800,000	801,165
Royal Bk Sct	1.5% 3/30/12 144A	1,610,000	1,612,869
Sanofi	1.2% 9/30/14	890,000	897,029
SBM	2002-KEY2 A3 4.865% 3/36	1,100,000	1,110,104
Schlumberger	1.95% 9/16 144A	1,050,000	1,052,023
Sempra Energy	8.9% 11/15/13	400,000	451,076
Shell Intl Fin	3.1% 6/28/15	4,135,000	4,434,035
Shell Intl Fin	4% 3/21/14	465,000	499,854
Shell Intl Mtn	1.875% 3/25/13	1,300,000	1,324,323
Siemens Fin	5.75% 10/17/16 144	200,000	231,000
Simon Property	2.8% 1/30/17	416,000	425,016
Simon Property	5.625% 8/15/14	100,000	109,113
Simon Property	6.1% 5/01/16	50,000	56,843
Simon Property	6.75% 5/15/14	1,725,000	1,899,853
SLCLT	08-2 A2 @LIBUS3+45 6/17	889,835	888,529

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
SLM Corp	6.25% 1/25/16	980,000	950,600
SLMA	04-6 A5 0.4731% 4/20	153,283	151,768
SLMA	08-1 A2 @LIBUS3+35 10/16	481,952	480,044
SLMA	08-6 A2 @LIBUS3+55 10/17	985,049	983,084
SLMA	2005-7 A2 3ML+9 4/22	20,521	20,512
SLMA	2006-5 A3 @LIBUS3+3 10/19	216,541	216,306
SLMA	2006-8 A3 @LIBUS3+2 1/18	472,111	471,656
SLMA	2007-6 A1 3ML+17 4/15	135,986	135,962
SLMA	2007-6 A2 3ML+25 1/19	1,500,000	1,494,704
Smucker (J.M.)	3.5% 10/15/21	375,000	383,485
Southern Cal Ed	4.15% 9/15/14	135,000	146,073
Southern Co	2.375% 9/15/15	510,000	522,593
Southern Co	4.15% 5/14	105,000	112,179
Southwstrn Bell	7% 7/01/15	255,000	297,953
SSBK Stif Fund	SSBK Stif Fund	33,658,069	33,658,069
Stadshypotek	1.45% 9/30/13 144A	250,000	249,595
Stryker Corp	2% 9/30/16	1,085,000	1,110,566
Suncor Enrgy Inc	6.1% 6/1/18	1,000,000	1,183,444
Suntrust Bank	5.25% 11/5/12	325,000	333,094
Suntrust Bk	7.25% 3/15/18	100,000	113,978
Svenska Ha Ab P	3.125% 7/12/16	1,080,000	1,086,438
Svenska Mtn	2.875% 9/14/12 144A	3,000,000	3,028,452
Svenska Mtn	4.875% 6/10/14 144A	3,260,000	3,392,454
Taot	2010-A A3 1.27% 12/13	222,496	223,064
Taot	2010-B A3 1.04% 2/14	347,121	347,752
Taot	2011-B A3 0.68% 6/15/15	5,275,000	5,250,637
Telecom Italia	4.95% 9/30/14	1,903,000	1,766,593
Telecom Italia	5.25% 11/15/13	1,410,000	1,354,611
Telecom Italia Mtn	6.175% 6/14	800,000	769,578
Thomson Corp	5.95% 7/15/13	270,000	287,716
Time Warner Cab	5.85% 5/1/17W/I	300,000	341,728
Time Warner Cab	6.2% 7/01/13	2,000,000	2,146,378
Time Warner Cab	8.75% 2/14/19	1,600,000	2,042,520
Time Warner Ent	10.15% 5/01/12	291,000	299,429
Time Warner Inc	3.15% 7/15/15	1,448,000	1,506,345
Time Warner Inc	4.75% 3/29/21	490,000	531,193
Time Warner Inc	4% 1/15/22	715,000	737,198
Toronto Dom Bk	2.5% 7/14/16	3,055,000	3,116,406
Toronto Domini	2.375% 10/19/16	895,000	910,949
Total Cap	2.3% 3/15/16	100,000	102,653

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Total Cap	3% 6/24/15	6,755,000	7,140,548
Total Cap Cda	1.625% 1/28/14	450,000	457,620
Total Capital	4.125% 1/28/21	1,150,000	1,268,535
Transcanada Pip	4% 6/15/13	175,000	182,140
Transocean Inc	6.375% 12/15/21	1,355,000	1,439,674
Travelers Cos Inc	5.8% 5/15/18	55,000	64,632
Tyco Intl Grp	6% 11/15/13	600,000	650,092
UAL Pass Thru Etc	9.75% 1/17	533,605	587,606
UDR Inc Mtn	5.5% 4/1/14	460,000	485,826
Union Bk Na	2.125% 12/16/13	660,000	667,603
Union Pac Corp	5.65% 5/1/17	100,000	116,734
Union Pacific	4.875% 1/15/15	185,000	202,893
Unitedhealth Grp	1.875% 11/16	339,000	339,028
Unitedhealth Inc Mtn	4.7% 2/21	2,150,000	2,416,151
US Bancorp	3.15% 3/4/15	312,000	326,151
US Bancorp Mtn	4.2% 5/15/14	990,000	1,060,038
US Bank Na Frn	10/26/2012	1,300,000	1,302,348
US Cntrl Fed Cu	1.9% 10/19/12	5,000,000	5,069,915
US Trsy Strip	5/15/2018	15,505,000	14,283,470
USAA Capital	1.05% 9/14 144A	507,000	505,539
USAOT	2009-1 A4 4.77% 9/14	450,000	459,093
USAOT	2009-2 A3 1.54% 02/14	270,695	271,380
USAOT	2009-2 A4 0% 6/13	585,000	595,488
UST Futures	10YR FUT MAR12 TYH2	19	5,344
UST Futures	2YR FUT MAR12 TUH2	144	11,250
UST Futures	5YR FUT MAR12 FVH2	548	94,188
UST Futures	US LONG BOND(CBT) FUT MAR2 USH2	(36)	(11,250)
UST Futures	US ULTRA BOND(CBT) MAR12 WNH2	(20)	(11,250)
USTB	11.25% 2/15/15	3,000,000	4,004,064
USTB	3.75% 8/15/41	75,000	87,996
USTB	7.625% 2/15/25	2,745,000	4,436,178
USTB	8.875% 2/15/19	4,600,000	6,976,185
USTB	8.875% 8/15/17	1,095,000	1,567,647
USTCOUP	11/15/2012	5,245,000	5,240,537
USTCOUP	11/15/2013	200,000	198,942
USTCOUP	11/15/2014	550,000	543,792
USTCOUP	11/15/2017	150,000	140,065
USTCOUP	11/15/2020	1,200,000	1,016,579
USTCOUP	2/15/2012	5,000,000	4,999,885
USTCOUP	2/15/2014	14,800,000	14,712,029

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
USTCOUP	2/15/2017	14,200,000	13,504,398
USTCOUP	2/15/2022	8,811,000	7,117,790
USTCOUP	5/15/2014	9,550,000	9,481,737
USTCOUP	5/15/2015	16,378,000	16,082,819
USTCOUP	5/15/2016	5,105,000	4,937,066
USTCOUP	5/15/2019	7,190,000	6,425,861
USTCOUP	5/15/2020	4,000,000	3,480,540
USTCOUP	8/15/2012	3,600,000	3,597,836
USTCOUP	8/15/2013	3,520,000	3,505,561
USTCOUP	8/15/2014	300,000	297,296
USTCOUP	8/15/2016	27,900,000	26,828,583
USTCOUP	8/15/2020	4,140,000	3,540,222
USTN	0.25% 11/30/13	4,139,000	4,139,969
USTN	0.25% 9/15/14	2,401,000	2,395,559
USTN	0.375% 11/15/14	25,461,000	25,480,885
USTN	0.375% 6/30/13	1,676,000	1,680,190
USTN	0.5% 10/15/13	2,700,000	2,712,023
USTN	0.5% 5/31/13	40,805,000	40,981,930
USTN	0.5% 8/15/14	7,310,000	7,344,269
USTN	0.625% 7/15/14	22,331,000	22,505,450
USTN	0.75% 3/31/13	14,300,000	14,401,659
USTN	0.875% 11/30/16	47,497,000	47,649,133
USTN	0.875% 12/31/16	7,830,000	7,845,903
USTN	0.25% 12/15/14	32,455,000	32,353,578
USTN	1% 8/31/16	16,680,000	16,865,048
USTN	1% 9/30/16	48,279,000	48,791,964
USTN	1.25% 3/15/14	21,070,000	21,519,381
USTN	1.25% 4/15/14	18,625,000	19,032,422
USTN	1.25% 8/31/15	19,010,000	19,516,445
USTN	1.25% 9/30/15	25,350,000	26,015,438
USTN	1.5% 7/31/16	1,375,000	1,421,835
USTN	1.75% 1/31/14	4,000,000	4,122,500
USTN	1.75% 7/31/15	13,161,000	13,739,873
USTN	1.875% 6/30/15	38,831,000	40,699,742
USTN	1.875% 9/30/17	5,170,000	5,406,285
USTN	2% 11/15/21	3,385,000	3,422,025
USTN	2.125% 12/31/15	1,300,000	1,379,117
USTN	2.125% 5/31/15	2,662,000	2,810,907
USTN	2.375% 10/31/14	7,979,000	8,430,308
USTN	2.375% 3/31/16	11,000,000	11,781,176

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
USTN	2.375% 9/30/14	5,038,000	5,316,269
USTN	2.5% 3/31/13	31,900,000	32,810,905
USTN	2.5% 3/31/15	3,181,000	3,392,486
USTN	2.75% 2/15/19	1,540,000	1,686,660
USTN	3% 9/30/16	5,015,000	5,529,429
USTN	3.125% 10/31/16	27,550,000	30,554,658
USTN	3.25% 3/31/17	6,855,000	7,677,600
USTN	3.5% 2/15/18	2,635,000	3,004,722
USTN	4.125% 5/15/15	7,000,000	7,853,671
USTN	4.25% 11/15/17	2,350,000	2,775,938
USTN	4.25% 8/15/15	8,360,000	9,475,542
USTN	4.625% 11/15/16	8,705,000	10,282,781
USTN	4.75% 1/31/12	3,000,000	3,010,782
USTN	4.75% 8/15/17	1,920,000	2,312,400
USTN TII	2% 4/15/12	1,000,000	1,121,211
USTN TII	3% 7/15/12	100,100	128,852
Valet	2011-1 A3 1.22% 6/15	950,000	954,594
Vende	1994-1 2ZB 6.5% 2/24	584,879	655,732
Vende	1998-1 2E 7% 3/28	162,676	189,788
Verizon Com	2% 11/1/16	2,920,000	2,928,941
Verizon Com	3.5% 11/01/21	4,425,000	4,605,053
Verizon Com Inc	5.25% 4/15/13	2,000,000	2,110,678
Verizon New Eng	4.75% 10/1/13	100,000	105,046
VF Corp	3.5% 9/01/21	240,000	249,212
Viacom Inc New	2.5% 12/15/16	1,970,000	1,969,708
Viacom Inc New	3.875% 12/15/21	84,000	85,718
Vodafone Glbl	5% 12/16/13	1,465,000	1,572,176
Vodafone Grp Plc	4.15% 6/10/14	3,600,000	3,817,577
VWALT	2010-A A3 0.99% 11/13	1,340,000	1,341,926
VWALT	2010-A A4 1.18% 10/15	100,000	100,244
VWALT	2011-A A2 1% 2/14	320,000	320,003
VWIF	1.625% 8/12/13 144A	534,000	535,534
Wachovia Bank Na	5.6% 3/15/16	100,000	107,105
Wachovia Bank Na	BN 6% 11/15/17	300,000	331,349
Wachovia Corp	4.875% 2/15/14	235,000	245,146
Wachovia Corp Mtn	5.75% 2/1/18	2,000,000	2,271,456
Walmart	0.75% 10/25/13	5,000,000	5,024,000
Walmart	2.8% 4/15/16	2,920,000	3,121,535
Walmart	2.875% 4/01/15	4,367,000	4,629,365
Walmart Stores Mtn	3.2% 5/14	834,000	880,884

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Walt Disney Co	0.875% 12/01/14	145,000	145,700
WBCMT	03-C8 A4 4.964% 11/35	2,000,000	2,105,844
WBCMT	05-C21 A4 5.274% 10/44	2,430,000	2,663,501
WBCMT	06-C24 A3 CSTR 3/45	3,000,000	3,309,441
WBCMT	2002-C2 A4 4.98% 11/34	1,639,454	1,672,104
WBCMT	2003-C7 A2 CSTR 10/35	2,500,000	2,631,400
WBCMT	2003-C9 A4 5.012% 12/35	530,000	558,379
WBCMT	2004-C11 A5 5.215% 1/41	233,000	249,547
WBCMT	2007-C31A A2 5.421% 4/47	450,646	462,159
WBCMT	2007-C33 A3 CSTR 2/51	1,820,000	1,929,098
WBCMT	2007-C33 APB CSTR 2/51	1,341,000	1,424,004
Weatherford Int Mtn	5.125% 9/20	2,300,000	2,389,272
Wellpoint Inc	6% 2/15/14	245,000	267,083
Wells Fargo	3.676% 6/15/16	5,315,000	5,555,302
Wells Fargo	5.25% 10/23/12	2,370,000	2,453,211
Wells Fargo Bk Glb	4.75% 2/9/15	315,000	328,683
Wells Fargo Mtn	3.625% 4/15/15	1,016,000	1,063,759
Westfield	5.125% 11/15/14 144A	1,600,000	1,676,563
Westpac Bank Corp	2.1% 8/2/13	643,000	649,363
Westpac Banking	4.2% 2/27/15	4,660,000	4,857,523
Westpac Bk Corp	1.85% 12/09/13	1,530,000	1,531,640
WFRBS	2011-C5 A1 1.456% 11/44	147,556	147,105
Williams Partnr	5.25% 3/15/20	1,450,000	1,604,563
WOART	2010-A A3 1.34% 12/13	262,273	262,690
WOART	2011-A A3 1.49% 10/14	370,000	372,141
Woolworths Ltd Mtn	2.55% 9/15	1,290,000	1,318,130
Wrap Contracts	Wrap Contracts	—	3,375,340
Wyeth	5.5% 2/01/14	350,000	383,729
Xerox Corp	3ML+82 5/16/14	775,000	763,619
Xstrata Can Crp	2.85% 11/14 144	965,000	970,060
Xstrata Can Fin	3.6% 1/17 144A	2,000,000	2,016,942
Xylem Inc	4.875% 10/21 144A	1,000,000	1,072,280
Total Investment Contracts			2,058,759,571

Registered Investment Companies
Aberdeen Asia Pacific Income Fd	Equity Based Mutual Fund	3,565	26,133
Aberdeen Internatl Equity Fund Instl Cl	Equity Based Mutual Fund	6,094	78,551
Abn Amro River Road Dynamic Equity Cl N	Equity Based Mutual Fund	1,496	16,277
Abn Amro Talon Mid Cap Cl N	Equity Based Mutual Fund	1,966	58,163
Acadian Emerging Markets Port Instl	Equity Based Mutual Fund	204	3,241

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Advent Claymore Conv Secs & Income	Equity Based Mutual Fund	310	4,566
Advisorshares Tr Active Bear Etf	Equity Based Mutual Fund	473	11,834
Advisorshares Tr Cambria Global	Equity Based Mutual Fund	849	19,943
Advisorshares Tr Wcm Bny Mellon Focused	Equity Based Mutual Fund	70	1,981
Aim Diversified Dividend Investor Cl	Equity Based Mutual Fund	18,480	219,539
Akre Focus Fund Retail	Equity Based Mutual Fund	5,639	75,847
Alliancebernstein Income Fd Inc	Equity Based Mutual Fund	2,483	20,038
Allianz Global Invts Solution 2015 Cl D	Target Date Mutual Fund	587	10,458
Allianz Global Invts Solutions 2020 Cl D	Target Date Mutual Fund	875	15,256
Allianz Nacm Income & Growth Cl D	Equity Based Mutual Fund	395	4,538
Allianz Rcm Global Water Fund Cl D	Equity Based Mutual Fund	4,303	37,263
Alpha Hedged Strategies Fund	Equity Based Mutual Fund	3,883	40,694
Alpine Global Dynamic Divid Fd	Equity Based Mutual Fund	413	2,136
Alpine Total Dynamic Divid Fd Com Sh Ben	Equity Based Mutual Fund	1,012	4,435
Alps Etf Tr Alerian Mlp Etf	Equity Based Mutual Fund	7,018	116,637
Amana Mutual Fund Trust Growth	Equity Based Mutual Fund	2,008	48,669
Amana Mutual Fund Trust Income	Equity Based Mutual Fund	3,673	116,611
Amer Century Target Maturities Tr 2015	Target Date Mutual Fund	1,805	203,175
Amer Century Target Maturities Tr 2020	Target Date Mutual Fund	302	28,467
Amer Century Target Maturities Tr 2025	Target Date Mutual Fund	314	26,548
American Century Equity Growth	Equity Based Mutual Fund	5,095	109,230
American Century Equity Income	Equity Based Mutual Fund	21,425	155,763
American Century Fundamental Eq Inv	Equity Based Mutual Fund	1,148	14,920
American Century Global Gold	Equity Based Mutual Fund	690	13,607
American Century Heritage	Equity Based Mutual Fund	199	3,906
American Century Inflation Adj Treas	Fixed Income Based Mutual Fund	7,568	96,413
American Century Int L Opp. Fund Inv Cl	Equity Based Mutual Fund	3,182	18,551
American Century Internatl Value Inv	Equity Based Mutual Fund	2,328	15,411
American Century Livestrong 2025 Inv	Target Date Mutual Fund	2,550	29,580
American Century Livestrong 2035 Inv	Target Date Mutual Fund	602	7,142
American Century Mid Cap Value Inv Shs	Equity Based Mutual Fund	21,246	248,363
American Century Real Estate	Equity Based Mutual Fund	1,457	29,442
American Century Sml Cap Val-Instit Cl	Equity Based Mutual Fund	1,074,421	8,358,997
American Century Utilities	Equity Based Mutual Fund	163	2,574
Aqr Diversified Arbitrage Class I	Equity Based Mutual Fund	3,017	32,860
Arrow Managed Futures Trend Cl C	Equity Based Mutual Fund	1,135	10,862
Artisan Global Value Fd Invt Shares	Equity Based Mutual Fund	214	2,170
Artisan Internat'L	Equity Based Mutual Fund	610	12,098
Artisan Opportunistic Value	Equity Based Mutual Fund	9,816	98,062
Artisan Small Cap Growth	Equity Based Mutual Fund	11,774	207,217

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Ave Maria Growth	Equity Based Mutual Fund	594	12,269
Ave Maria Rising Dividend Fund	Equity Based Mutual Fund	446	5,655
B2B Internet Holdrs Exchanged	Equity Based Mutual Fund	8,700	8,265
B2B Internet Holdrs Tr	Equity Based Mutual Fund	2,000	1,900
Barclays Bk Plc Ipath Barclays Cap	Equity Based Mutual Fund	100	5,833
Barclays Bk Plc Ipath Dow Jones	Equity Based Mutual Fund	30	1,321
Barclays Bk Plc Ipath Dow Jones Aig	Equity Based Mutual Fund	200	9,006
Barclays Bk Plc Ipath Index Lkd Secs	Equity Based Mutual Fund	400	10,048
Baron Emerginig Markets Fund Retail	Equity Based Mutual Fund	104	859
Baron Growth	Equity Based Mutual Fund	4,168	212,587
Baron I Opportunity	Equity Based Mutual Fund	13,104	177,692
Baron Small Cap Fd	Equity Based Mutual Fund	9,613	220,428
Berkshire Focus Fund	Equity Based Mutual Fund	6,869	80,156
Berwyn Income Fund	Fixed Income Based Mutual Fund	15,066	193,898
Blackrock Build Amer Bd Tr Shs	Equity Based Mutual Fund	201	4,297
Blackrock Cap & Income Strategies	Equity Based Mutual Fund	309	3,797
Blackrock Corporate High Yield Fd Vi Inc	Equity Based Mutual Fund	23	257
Blackrock Global Floating Rate Income	Equity Based Mutual Fund	350	4,715
Blackrock Global Opportunities Equity	Equity Based Mutual Fund	200	2,642
Blackrock High Yield Bond Serv Shr	Fixed Income Based Mutual Fund	680	5,028
Blackrock Intl Growth & Income Tr	Equity Based Mutual Fund	105	750
Blackrock Pfd & Corporate Income	Equity Based Mutual Fund	1,006	9,350
Blackrock Pfd & Equity Advantage Tr	Equity Based Mutual Fund	604	7,337
Bldrs Index Fds Tr Emerging Mkts 50 Adr	Equity Based Mutual Fund	690	26,269
Brown Advisory Grwth Equity Fd Instl Cl	Equity Based Mutual Fund	2,049	26,107
Brown Capital Mgt Mid Cap Inv	Equity Based Mutual Fund	2,944	53,814
Buffalo Balanced Fund	Equity Based Mutual Fund	6,821	80,692
Buffalo Large Cap	Equity Based Mutual Fund	2,476	46,325
Buffalo Mid Cap Fund	Equity Based Mutual Fund	1,269	19,795
Buffalo Science & Technology Fd	Equity Based Mutual Fund	4,094	57,929
Calamos Conv Opportu Nities & Income Fd	Equity Based Mutual Fund	400	4,504
Cambiar Aggressive Value - Investor	Equity Based Mutual Fund	1,104	11,450
Cambiar Conquistador Investor Cl	Equity Based Mutual Fund	2,047	34,270
Central Fd Cda Cl A	Equity Based Mutual Fund	8,480	166,296
Chase Mid Cap Growth Class A	Equity Based Mutual Fund	2,516	86,135
China Fd Inc	Equity Based Mutual Fund	150	3,077
Claymore Exchange Traded Fd Tr	Equity Based Mutual Fund	1,688	4,170
Claymore Exchange Traded Fd Tr	Equity Based Mutual Fund	2,323	30,782
Claymore Exchange Traded Fd Tr 2	Equity Based Mutual Fund	39	731
Claymore Exchange Traded Fd Tr 2	Equity Based Mutual Fund	1,225	20,641

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Claymore Exchange Traded Fd Tr 2	Equity Based Mutual Fund	140	2,087
Claymore Exchange Traded Fd Tr 2	Equity Based Mutual Fund	71	1,859
Claymore Exchange Traded Fd Tr Bny	Equity Based Mutual Fund	51	1,785
Claymore Exchange Traded Fd Tr Zacks	Equity Based Mutual Fund	485	9,915
Cohen & Steers Realty Shares Inc	Equity Based Mutual Fund	911	55,386
Columbia Acorn Select Class C	Equity Based Mutual Fund	488	10,355
Columbia Acorn Select Class Z	Equity Based Mutual Fund	201,196	4,752,256
Columbia Etf Tr Core Bd Strategy Fd	Equity Based Mutual Fund	205	11,010
Conestoga Small Cap	Equity Based Mutual Fund	1,286	29,083
Credit Suisse Nassau Brh Etn Term Sheet	Equity Based Mutual Fund	10,000	65,100
Credit Suisse Nassau Brh Exchg Traded Nts	Equity Based Mutual Fund	100	3,195
Croft Value Fund	Equity Based Mutual Fund	1,960	42,314
Currencyshares Australian Dlr Tr	Equity Based Mutual Fund	598	61,349
Currencyshares Cdn Dlr Tr	Equity Based Mutual Fund	296	28,910
Currencyshares Swedish Krona Tr	Equity Based Mutual Fund	35	5,060
Delaware Extended Duration Bond C	Fixed Income Based Mutual Fund	359	2,329
Delaware Inflation Protected Fund Instl	Fixed Income Based Mutual Fund	925	9,942
Delaware Smid Cap Growth Class I	Equity Based Mutual Fund	7,168	180,925
Deutsche Bk Ag Lon Brh Gold Double Long	Equity Based Mutual Fund	305	14,521
Deutsche Bk Ag London Brh Db Agric	Equity Based Mutual Fund	500	9,355
Deutsche Bk Ag London Elements Lkd	Equity Based Mutual Fund	2,600	32,024
Deutsche Bk Ag London Lkd To Dow	Equity Based Mutual Fund	1,000	9,580
Direxion 10 Year Note Bull 2.5X Invst	Fixed Income Based Mutual Fund	1,198	40,049
Direxion China Bull 2X Fund Investor	Equity Based Mutual Fund	47	1,420
Direxion Latin America Bull 2X Inv	Equity Based Mutual Fund	133	5,303
Direxion Shs Etf Tr Daily 20+ Yr	Equity Based Mutual Fund	100	6,796
Direxion Shs Etf Tr Daily 30 Yr Treasury	Equity Based Mutual Fund	50	3,601
Direxion Shs Etf Tr Daily Emerging Mkt	Equity Based Mutual Fund	360	26,860
Direxion Shs Etf Tr Daily Energy Bear	Equity Based Mutual Fund	6,160	69,670
Direxion Shs Etf Tr Daily Finl Bear 3X	Equity Based Mutual Fund	10,865	405,753
Direxion Shs Etf Tr Daily Finl Bull 3X	Equity Based Mutual Fund	996	64,607
Direxion Shs Etf Tr Daily Nat Gas	Equity Based Mutual Fund	50	956
Direxion Shs Etf Tr Daily Russia Bear 3X	Equity Based Mutual Fund	3,540	136,078
Direxion Shs Etf Tr Daily Russia Bull	Equity Based Mutual Fund	98	3,046
Direxion Shs Etf Tr Daily Semiconductor	Equity Based Mutual Fund	4,450	115,522
Direxion Shs Etf Tr Daily Small Cap	Equity Based Mutual Fund	11,754	311,246
Direxion Shs Etf Tr Daily Technology	Equity Based Mutual Fund	100	1,630
Direxion Shs Etf Tr Developed Mkts Bear	Equity Based Mutual Fund	1,000	34,750
Direxion Shs Etf Tr Direxion Daily	Equity Based Mutual Fund	2,400	47,256
Direxion Shs Etf Tr Energy Bull 3X Shs	Equity Based Mutual Fund	1,000	46,850

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Direxion Shs Etf Tr Large Cap Bear 3X	Equity Based Mutual Fund	5,957	175,910
Direxion Shs Etf Tr Large Cap Bull 3X	Equity Based Mutual Fund	900	54,756
Direxion Shs Etf Tr Small Cap Bull 3X	Equity Based Mutual Fund	6,570	294,599
Direxion Shs Etf Tr Technology Bull 3X	Equity Based Mutual Fund	500	18,225
DNP Select Income Fd Inc	Equity Based Mutual Fund	1,800	19,656
Dodge & Cox Global Stock Fund	Equity Based Mutual Fund	9,677	74,316
Dodge & Cox Income	Fixed Income Based Mutual Fund	523	6,956
Dodge & Cox Internatl Stock Fund	Equity Based Mutual Fund	269,493	7,879,988
Doubleline Total Return Bond Fd Cl I	Fixed Income Based Mutual Fund	10,852	119,695
Doubleline Total Rt Bond Fd Cl N	Fixed Income Based Mutual Fund	7,095	78,183
Dreyfus Appreciation Fund	Equity Based Mutual Fund	10,808	438,050
Dreyfus Midcap Index Fund	Equity Based Mutual Fund	1,196	31,013
Driehaus Emerging Markets	Equity Based Mutual Fund	28,317	728,030
Duncan Hurst Can Slim Sel Growth	Equity Based Mutual Fund	1,561	17,347
Dynamic Us Growth Fund Class I	Equity Based Mutual Fund	2,752	52,533
Eaton Vance Ltd Duration Income Fd	Equity Based Mutual Fund	340	5,178
Eaton Vance Tax Managed Buy Write	Equity Based Mutual Fund	514	6,027
Eaton Vance Tax Managed Global	Equity Based Mutual Fund	400	3,300
Eaton Vance Tax Managed Global Buy	Equity Based Mutual Fund	412	4,234
Elements S&P Cti Etn	Equity Based Mutual Fund	408	2,946
ETFS Asian Gold Tr Etfs Physical Asian	Equity Based Mutual Fund	100	15,590
ETFS Gold Tr Shs	Equity Based Mutual Fund	878	136,029
ETFS Platinum Tr Sh Ben Int	Equity Based Mutual Fund	182	25,083
ETFS Silver Tr Silver Shs	Equity Based Mutual Fund	3,336	91,807
Factorshares S&P Gold Prem Com Units	Equity Based Mutual Fund	475	12,692
Fam Equity Income	Fixed Income Based Mutual Fund	537	10,414
FBR American Gas Index	Equity Based Mutual Fund	33,378	724,300
FBR Balanced Investor Class	Equity Based Mutual Fund	214	2,816
FBR Pegasus Fd	Equity Based Mutual Fund	3,775	41,982
FBR Small Cap Class A	Equity Based Mutual Fund	3,018	139,501
Federated Inst High Yield Bond Fd	Fixed Income Based Mutual Fund	131	1,257
Federated Strategic Income Class A	Fixed Income Based Mutual Fund	2,013	18,158
Federated Strategic Value Fund Class A	Equity Based Mutual Fund	3,563	17,246
*Fid Emerging Euro, Mid East, Africa Fnd	Equity Based Mutual Fund	5,195	40,677
*Fid Large Cap Core Enhanced Idx Inv Cl	Equity Based Mutual Fund	5,096	45,510
*Fid Large Cap Growth Enhanced Index	Equity Based Mutual Fund	2,293	22,771
*Fidelity Aggressive International	Equity Based Mutual Fund	2,206	24,531
*Fidelity Asset Manager	Equity Based Mutual Fund	2,770	41,598
*Fidelity Asset Manager Growth	Equity Based Mutual Fund	12,229	188,808
*Fidelity Asset Manager Income	Fixed Income Based Mutual Fund	1,950	24,819

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
*Fidelity Asset Manager:Aggressive	Equity Based Mutual Fund	3,408	42,224
*Fidelity Balanced	Equity Based Mutual Fund	12,906	234,755
*Fidelity Blue Chip Growth	Equity Based Mutual Fund	7,310	310,162
*Fidelity Canada	Equity Based Mutual Fund	2,362	118,413
*Fidelity Capital & Income	Fixed Income Based Mutual Fund	86,981	754,124
*Fidelity Cash Reserves	Money Market Fund	33,424,198	33,424,198
*Fidelity Conservativ Income Bond Fund	Fixed Income Based Mutual Fund	9,630	96,015
*Fidelity Contrafund	Equity Based Mutual Fund	15,700	1,059,126
*Fidelity Corporate Bond Fund	Fixed Income Based Mutual Fund	1,408	15,177
*Fidelity Diversified International	Equity Based Mutual Fund	5,771	147,277
*Fidelity Dividend Growth	Equity Based Mutual Fund	390	10,097
*Fidelity Emerging Markets	Equity Based Mutual Fund	4,119	84,515
*Fidelity Equity Income	Equity Based Mutual Fund	8,468	349,807
*Fidelity Floating Rate High Income	Fixed Income Based Mutual Fund	9,011	86,863
*Fidelity Focused High Income Fund	Equity Based Mutual Fund	8,201	73,401
*Fidelity Four-In-One Index	Equity Based Mutual Fund	199	5,177
*Fidelity Freedom 2005	Target Date Mutual Fund	41,083	432,190
*Fidelity Freedom 2015	Target Date Mutual Fund	122,214	1,335,798
*Fidelity Freedom 2020	Target Date Mutual Fund	83,559	1,096,297
*Fidelity Freedom 2025	Target Date Mutual Fund	82,543	892,293
*Fidelity Freedom 2030	Target Date Mutual Fund	22,302	286,362
*Fidelity Freedom 2035	Target Date Mutual Fund	17,811	187,902
*Fidelity Freedom 2040	Target Date Mutual Fund	22,883	168,419
*Fidelity Freedom 2045	Target Date Mutual Fund	1,146	9,956
*Fidelity Freedom 2050	Target Date Mutual Fund	13,239	113,064
*Fidelity Fund	Equity Based Mutual Fund	456	14,190
*Fidelity Ginnie Mae	Fixed Income Based Mutual Fund	108,826	1,288,500
*Fidelity Global Balanced	Equity Based Mutual Fund	2,505	53,657
*Fidelity Global High Income Fund	Equity Based Mutual Fund	8,573	79,296
*Fidelity Government Income	Fixed Income Based Mutual Fund	140	1,513
*Fidelity Government Money Market	Money Market Fund	14,041	14,041
*Fidelity Growth & Income Ii	Equity Based Mutual Fund	15,308	154,615
*Fidelity Growth Company	Equity Based Mutual Fund	128	10,343
*Fidelity High Income	Fixed Income Based Mutual Fund	27,147	234,553
*Fidelity Inflation Protected Bond	Fixed Income Based Mutual Fund	4,063	51,923
*Fidelity Institutional Money Market Fund - Money Market Portfolio	Money Market Fund	1,243,780,114	1,243,780,114
*Fidelity Institutional Money Market Portfolio	Money Market Fund	95,672,668	95,672,668
*Fidelity Inter Bond	Fixed Income Based Mutual Fund	8,141	88,571
*Fidelity Intern'Tl Small Cap	Equity Based Mutual Fund	1,715	30,050
*Fidelity Int'L Enhanced Index Fund	Equity Based Mutual Fund	1,605	10,032

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
*Fidelity Int'L Growth & Income	Equity Based Mutual Fund	86	2,370
*Fidelity Int'L Growth Fund	Equity Based Mutual Fund	1,907	14,897
*Fidelity Intl Small Cap Opp Fund	Equity Based Mutual Fund	268	2,475
*Fidelity Investment Grade	Fixed Income Based Mutual Fund	8,873	68,500
*Fidelity Japan Smaller Companies	Equity Based Mutual Fund	1,156	9,883
*Fidelity Large Cap Stock	Equity Based Mutual Fund	1,648	28,256
*Fidelity Latin America	Equity Based Mutual Fund	73	3,555
*Fidelity Low Priced Stock	Equity Based Mutual Fund	35,994	1,286,066
*Fidelity Mid Cap Enhanced Index Fund	Equity Based Mutual Fund	2,756	24,477
*Fidelity Mid Cap Stock	Equity Based Mutual Fund	3,739	99,671
*Fidelity Nasdaq Composite Index	Equity Based Mutual Fund	311	32,050
*Fidelity New Markets Income	Equity Based Mutual Fund	12,312	194,895
*Fidelity New Millennium	Equity Based Mutual Fund	1,333	38,561
*Fidelity Otc Port	Equity Based Mutual Fund	9,429	515,793
*Fidelity Overseas	Equity Based Mutual Fund	972	25,739
*Fidelity Pacific Basin	Equity Based Mutual Fund	613	13,142
*Fidelity Puritan	Equity Based Mutual Fund	5,142	90,970
*Fidelity Real Estate Income	Equity Based Mutual Fund	22,572	231,367
*Fidelity Real Estate Investment	Equity Based Mutual Fund	2,370	65,456
*Fidelity Select Automotive	Equity Based Mutual Fund	65	2,012
*Fidelity Select Banking Portfolio	Equity Based Mutual Fund	637	10,180
*Fidelity Select Biotechnology	Equity Based Mutual Fund	2,087	179,708
*Fidelity Select Bus Svc& Outsourcing	Equity Based Mutual Fund	312	6,637
*Fidelity Select Computers	Equity Based Mutual Fund	217	11,718
*Fidelity Select Defense & Aerospace	Equity Based Mutual Fund	223	17,402
*Fidelity Select Energy	Equity Based Mutual Fund	908	44,809
*Fidelity Select Energy Service	Equity Based Mutual Fund	2,638	171,542
*Fidelity Select Financial Svcs	Equity Based Mutual Fund	67	3,278
*Fidelity Select Food & Agriculture	Equity Based Mutual Fund	1,540	110,070
*Fidelity Select Gold	Equity Based Mutual Fund	2,364	99,821
*Fidelity Select Health Care	Equity Based Mutual Fund	698	85,378
*Fidelity Select Industrial Equipment	Equity Based Mutual Fund	146	4,517
*Fidelity Select Industrial Materials	Equity Based Mutual Fund	975	59,887
*Fidelity Select Leisure	Equity Based Mutual Fund	981	94,576
*Fidelity Select Medical Delivery	Equity Based Mutual Fund	3,324	182,004
*Fidelity Select Medical Equip&System	Equity Based Mutual Fund	1,080	27,219
*Fidelity Select Multimedia	Equity Based Mutual Fund	60	2,594
*Fidelity Select Natural Resources	Equity Based Mutual Fund	863	27,004
*Fidelity Select Pharmaceutical	Equity Based Mutual Fund	26,002	353,112
*Fidelity Select Retailing	Equity Based Mutual Fund	5,817	297,949

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
*Fidelity Select Software & Computer	Equity Based Mutual Fund	2,522	195,707
*Fidelity Select Technology	Equity Based Mutual Fund	3,145	271,917
*Fidelity Select Transport	Equity Based Mutual Fund	302	14,902
*Fidelity Select Utilities Growth	Equity Based Mutual Fund	1,401	74,987
*Fidelity Short Term Bond	Fixed Income Based Mutual Fund	24,237	205,772
*Fidelity Small Cap Enhanced Index Fund	Equity Based Mutual Fund	680	6,034
*Fidelity Small Cap Growth	Equity Based Mutual Fund	8,521	127,041
*Fidelity Small Cap Independence	Equity Based Mutual Fund	1,524	27,476
*Fidelity Small Cap Retirement	Equity Based Mutual Fund	47,014	941,688
*Fidelity Small Cap Value	Equity Based Mutual Fund	8,105	113,311
*Fidelity Southeast Asia	Equity Based Mutual Fund	379	9,533
*Fidelity Spartan Intermediate Treasury Bond Index Fund	Fixed Income Based Mutual Fund	11,356,153	131,504,255
*Fidelity Strategic Dividend & Income	Equity Based Mutual Fund	44,917	494,982
*Fidelity Strategic Income	Fixed Income Based Mutual Fund	48,875	528,337
*Fidelity Strategic Real Return	Fixed Income Based Mutual Fund	1,784	16,432
*Fidelity Structured Mid Cap Growth	Equity Based Mutual Fund	166	1,895
*Fidelity Technoquant Growth	Equity Based Mutual Fund	194	2,665
*Fidelity Total Bond	Fixed Income Based Mutual Fund	68,394	746,867
*Fidelity Trend	Equity Based Mutual Fund	2,397	160,277
*Fidelity Us Bond Index	Fixed Income Based Mutual Fund	5,165	60,849
*Fidelity US Government Reserves	Money Market Fund	79,601	79,601
*Fidelity Utilities	Equity Based Mutual Fund	824	14,281
*Fidelity Value Strategies	Equity Based Mutual Fund	819	20,530
*Fidelity Worldwide	Equity Based Mutual Fund	3,175	55,049
First Eagle Sogen Global Class A	Equity Based Mutual Fund	89	4,036
First Eagle Sogen Overseas Class A	Equity Based Mutual Fund	16,468	335,287
First Eagle Sogen Overseas Class C	Equity Based Mutual Fund	3,389	67,473
First Eagle Sogen Overseas Class I	Equity Based Mutual Fund	788,450	16,281,496
First Eagle Us Value Class A	Equity Based Mutual Fund	570	9,494
First Tr / Aberdeen Global Opportunity	Equity Based Mutual Fund	1,000	15,760
First Tr Active Divid Income Fd	Equity Based Mutual Fund	600	5,028
First Tr Exchange Traded Fd Ii	Equity Based Mutual Fund	300	5,952
First Tr Exchange Traded Fd Ii	Equity Based Mutual Fund	503	11,886
First Tr Exchange Traded Fd Ii Energy	Equity Based Mutual Fund	3,300	63,723
First Tr Exchange Traded Fd Ii Ise	Equity Based Mutual Fund	8,350	143,620
First Tr Ftse Epra Nareit Developed	Equity Based Mutual Fund	142	4,542
First Tr Ise Revere Nat Gas	Equity Based Mutual Fund	3,047	55,426
First Tr Morningstar Divid Leaders Index	Equity Based Mutual Fund	487	8,558
First Tr Nasdaq 100 Technology Index Fd	Equity Based Mutual Fund	430	10,372
First Tr Value Line Divid Index Fd Shs	Equity Based Mutual Fund	250	4,003

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Firsthand E-Commerce	Equity Based Mutual Fund	10,675	57,643
FMI Common Stock	Equity Based Mutual Fund	433	10,424
FMI Large Cap Fund	Equity Based Mutual Fund	11,430	174,310
Focusshares Tr Morningstar Large	Equity Based Mutual Fund	252	6,090
Focusshares Tr Morningstar Techno	Equity Based Mutual Fund	3,238	77,680
Focusshares Tr Morningstr Finl Svcs	Equity Based Mutual Fund	15	307
Formula Investing Us Value Select Cl A	Equity Based Mutual Fund	1,431	15,940
Forward Commodity Lg /Shrt Strategy Invst	Equity Based Mutual Fund	946	25,562
FPA Crescent Instl	Equity Based Mutual Fund	2,228	59,676
Franklin Income Class A	Fixed Income Based Mutual Fund	24,967	52,432
Gabelli Asset Shares	Equity Based Mutual Fund	1,823	86,774
Gabelli Equity Income Fund	Fixed Income Based Mutual Fund	21,703	444,033
Gabelli Equity Tr Inc	Equity Based Mutual Fund	2,286	11,409
Gabelli Small Cap Growth	Equity Based Mutual Fund	1,604	50,499
Gabelli Sri Fund Aaa	Equity Based Mutual Fund	1,985	18,878
Gabelli Util Tr	Equity Based Mutual Fund	2,000	15,600
Gabelli Utilities	Equity Based Mutual Fund	44,542	268,587
Gamco Global Gold Nat Res & Income	Equity Based Mutual Fund	3,197	45,113
Gamco Gold Fund	Equity Based Mutual Fund	336	7,906
Gamco International Growth Fund	Equity Based Mutual Fund	4,436	88,947
Gamco Westwood Mighty Mites Fd Aaa	Equity Based Mutual Fund	1,324	21,143
Geneva Advisors All Cap Growth Class R	Equity Based Mutual Fund	168	3,383
Glenmede Small Cap Equity - Advisor Cl	Equity Based Mutual Fund	2,277	37,065
Global X Fds Global X Aluminum Etf	Equity Based Mutual Fund	2,000	18,060
Global X Fds Global X Copper Mines Etf	Equity Based Mutual Fund	1,700	21,828
Global X Fds Global X Farming Etf	Equity Based Mutual Fund	1,000	13,040
Global X Fds Global X Ftse Norway 30 Et	Equity Based Mutual Fund	1,692	21,218
Global X Fds Global X Silver Miners Etf	Equity Based Mutual Fund	3,000	63,345
Global X Fds Global X Uranium Etf	Equity Based Mutual Fund	550	4,483
Global X Fds Pure Gold Miners Etf	Equity Based Mutual Fund	1,800	22,068
Grandeur Peak Global Opportunities Inv	Equity Based Mutual Fund	2,000	3,980
Grandeur Peak Intl Opportunities Inv	Equity Based Mutual Fund	2,031	3,919
Greenhaven Continuous Commodity	Equity Based Mutual Fund	500	14,960
Harbor Capital Appreciation Inv Cl	Equity Based Mutual Fund	722	26,285
Harbor Commodity Ret Strategy Fd Instl Cl	Equity Based Mutual Fund	5,513	37,982
Harbor International Investor Shares	Equity Based Mutual Fund	953	49,549
Harding Loevner Internatl Eq Inv Cl	Equity Based Mutual Fund	1,498	20,017
Hartford Capital Appreciation HLS IA	Equity Based Mutual Fund	43,162,138	1,605,631,538
Heartland Interntl Small Cap	Equity Based Mutual Fund	269	2,203
Heartland Select Value	Equity Based Mutual Fund	7,045	188,885

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Heartland Value Plus	Equity Based Mutual Fund	230	6,372
Hennessy Select Sparx Japan Original	Equity Based Mutual Fund	1,992	27,791
Hennessy Select Sparx Japan Sm Co	Equity Based Mutual Fund	391	3,994
Hodges Small Cap Fund	Equity Based Mutual Fund	138	1,553
Hussman Strategic Growth	Equity Based Mutual Fund	784	9,741
Hussman Strategic Total Return	Fixed Income Based Mutual Fund	7,176	88,264
Icon Energy	Equity Based Mutual Fund	5,653	103,740
Icon Telecomm And Utilities	Equity Based Mutual Fund	4,373	29,388
Indexiq Etf Tr Iq Hedge Multi-Strategy	Equity Based Mutual Fund	500	13,540
Ing Asia Pac High Divid Equity Income	Equity Based Mutual Fund	300	4,257
Ing Corporate Leader Trust	Equity Based Mutual Fund	1,809	40,501
Ing Global Advantage & Prem Opportunity	Equity Based Mutual Fund	500	5,355
Ing Global Equity Divid & Prem Oppty	Equity Based Mutual Fund	500	4,320
Ing Infrastructure Industrials & Matls	Equity Based Mutual Fund	500	7,695
Internet Infrastructure	Equity Based Mutual Fund	400	1,320
Intrepid Capital Fund	Equity Based Mutual Fund	235	2,522
Intrepid Small Cap Fund	Equity Based Mutual Fund	26,800	394,769
Invesco Balanced - Risk Allocation Cl A	Equity Based Mutual Fund	11,626	137,655
Invesco Energy	Equity Based Mutual Fund	792	29,978
Invesco Gold	Equity Based Mutual Fund	3,820	31,397
Invesco Utilities	Equity Based Mutual Fund	627	10,722
Invesco Van Kampen American Franchise Y	Equity Based Mutual Fund	4,445	49,917
Ishares Comex Gold Trust Ishares Etf	Equity Based Mutual Fund	22,343	340,284
Ishares Gsci Commodity Indexed Tr	Equity Based Mutual Fund	6,348	209,357
Ishares Inc Mcsi Chile Index Fd	Equity Based Mutual Fund	100	5,771
Ishares Inc Msci Australia Index Fund	Equity Based Mutual Fund	3,015	64,645
Ishares Inc Msci Brazil Free Index Fu	Equity Based Mutual Fund	1,042	59,772
Ishares Inc Msci Canada Index Fd	Equity Based Mutual Fund	1,200	31,920
Ishares Inc Msci Germany Index Fd	Equity Based Mutual Fund	300	5,766
Ishares Inc Msci Hong Kong Index Fd	Equity Based Mutual Fund	751	11,615
Ishares Inc Msci Italy Index Fd	Equity Based Mutual Fund	152	1,823
Ishares Inc Msci Netherlands Index Fd	Equity Based Mutual Fund	443	7,641
Ishares Inc Msci Pacific Ex Japan	Equity Based Mutual Fund	284	11,073
Ishares Inc Msci Singapore Index Fd	Equity Based Mutual Fund	200	2,166
Ishares Inc Msci Sweden Index Fd	Equity Based Mutual Fund	307	7,718
Ishares Inc Msci Switzerland Index Fd	Equity Based Mutual Fund	382	8,648
Ishares Inc Msci Taiwan Index Fd	Equity Based Mutual Fund	2,600	30,446
Ishares Inc Msci Turkey Index Fd	Equity Based Mutual Fund	2,509	103,212
Ishares Silver Tr Ishares	Equity Based Mutual Fund	12,294	331,200
Ishares Tr 1-3 Yr Treas Index Fd	Equity Based Mutual Fund	1,953	165,049

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Ishares Tr 20+ Treas Index Fd	Equity Based Mutual Fund	1,655	200,693
Ishares Tr 7-10 Yr Treas Index Fd	Equity Based Mutual Fund	642	67,789
Ishares Tr Cohen & Steers Realty Majors	Equity Based Mutual Fund	111	7,794
Ishares Tr Dow Jones Epac Select	Equity Based Mutual Fund	1,796	53,311
Ishares Tr Dow Jones Select Divid Index	Equity Based Mutual Fund	2,659	142,979
Ishares Tr Dow Jones U S	Equity Based Mutual Fund	25	535
Ishares Tr Dow Jones U S Consumer Non	Equity Based Mutual Fund	826	56,548
Ishares Tr Dow Jones U S Consumers	Equity Based Mutual Fund	260	18,567
Ishares Tr Dow Jones U S Energy Sector	Equity Based Mutual Fund	400	15,932
Ishares Tr Dow Jones U S Finl Svcs	Equity Based Mutual Fund	45	2,045
Ishares Tr Dow Jones U S Healthcare	Equity Based Mutual Fund	200	14,314
Ishares Tr Dow Jones U S Real Estate	Equity Based Mutual Fund	2,629	149,377
Ishares Tr Dow Jones U S Utils	Equity Based Mutual Fund	990	87,406
Ishares Tr Dow Jones Us Health Care Prov	Equity Based Mutual Fund	539	31,738
Ishares Tr Dow Jones Us Home Constn Index	Equity Based Mutual Fund	500	5,940
Ishares Tr Dow Jones Us Medical Devices	Equity Based Mutual Fund	50	2,942
Ishares Tr Dow Jones Us Oil & Gas Expl	Equity Based Mutual Fund	276	16,934
Ishares Tr Dow Jones Us Oil Equip & Svcs	Equity Based Mutual Fund	800	41,555
Ishares Tr Dow Jones Us Pharmaceuticals	Equity Based Mutual Fund	181	13,837
Ishares Tr Dow Jones Us Regional Bks	Equity Based Mutual Fund	121	2,556
Ishares Tr Ftse Nareit Mtg Reits	Equity Based Mutual Fund	8,450	106,977
Ishares Tr Ftse Nareit Real Estate	Equity Based Mutual Fund	482	17,030
Ishares Tr Ftse Nareit Residential	Equity Based Mutual Fund	390	17,252
Ishares Tr Ftse Xinhau Hk China 25	Equity Based Mutual Fund	733	25,570
Ishares Tr Goldman Sachs Corp Bd Fd	Equity Based Mutual Fund	1,373	156,175
Ishares Tr Goldman Sachs Nat	Equity Based Mutual Fund	624	23,731
Ishares Tr Goldman Sachs Software Index	Equity Based Mutual Fund	300	16,242
Ishares Tr Goldman Sachs Technology	Equity Based Mutual Fund	170	10,100
Ishares Tr Iboxx $ High Yield Corp	Equity Based Mutual Fund	1,267	113,316
Ishares Tr Jpmorgan Usd Emerging Mkts Bd	Equity Based Mutual Fund	555	60,914
Ishares Tr Large Value Index Fd	Equity Based Mutual Fund	67	3,946
Ishares Tr Lehman 3-7 Yr Treas Bd Fd	Equity Based Mutual Fund	572	69,809
Ishares Tr Lehman Agency Bond Fd	Equity Based Mutual Fund	145	16,378
Ishares Tr Lehman Mbs Fixed Rate	Equity Based Mutual Fund	301	32,529
Ishares Tr Lehman U S Aggregate Bd Fd	Equity Based Mutual Fund	1,853	204,316
Ishares Tr Msci Acwi Ex Us Consumer	Equity Based Mutual Fund	11	684
Ishares Tr Msci Acwi Ex Us Energy Index	Equity Based Mutual Fund	6	333
Ishares Tr Msci Acwi Ex Us Index Fd	Equity Based Mutual Fund	2,039	75,064
Ishares Tr Msci Acwi Index Fd	Equity Based Mutual Fund	51	2,131
Ishares Tr Msci All Country Asia Ex	Equity Based Mutual Fund	181	9,052

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Ishares Tr Msci Eafe Growth Index Fd	Equity Based Mutual Fund	194	10,080
Ishares Tr Msci Eafe Index Fd	Equity Based Mutual Fund	2,784	137,890
Ishares Tr Msci Eafe Small Cap Index Fd	Equity Based Mutual Fund	759	26,366
Ishares Tr Msci Eafe Value Index Fd	Equity Based Mutual Fund	2,504	106,920
Ishares Tr Msci Emerging Mkts	Equity Based Mutual Fund	4,617	175,172
Ishares Tr Russell 1000 Growth Index Fd	Equity Based Mutual Fund	639	36,917
Ishares Tr Russell 1000 Index Fd	Equity Based Mutual Fund	392	27,215
Ishares Tr Russell 1000 Value Index Fd	Equity Based Mutual Fund	647	41,058
Ishares Tr Russell 2000 Growth Index Fd	Equity Based Mutual Fund	3,941	331,961
Ishares Tr Russell 2000 Index Fd	Equity Based Mutual Fund	3,202	236,182
Ishares Tr Russell 3000 Index Fd	Equity Based Mutual Fund	1,584	117,529
Ishares Tr Russell Microcap	Equity Based Mutual Fund	151	6,742
Ishares Tr Russell Midcap Index Fd	Equity Based Mutual Fund	2,052	201,926
Ishares Tr Russell Midcap Value Index	Equity Based Mutual Fund	382	16,578
Ishares Tr S&P 500 Index Fd	Equity Based Mutual Fund	925	116,471
Ishares Tr S&P 500/ Barra Growth Index	Equity Based Mutual Fund	2,947	198,740
Ishares Tr S&P 500/ Barra Value Index Fd	Equity Based Mutual Fund	1,208	69,868
Ishares Tr S&P Euro Plus 350 Index	Equity Based Mutual Fund	101	3,406
Ishares Tr S&P Global	Equity Based Mutual Fund	30	1,674
Ishares Tr S&P Global Energy Sector	Equity Based Mutual Fund	126	4,829
Ishares Tr S&P Latin Amer 40	Equity Based Mutual Fund	362	15,409
Ishares Tr S&P Micap 400/Barra	Equity Based Mutual Fund	990	97,754
Ishares Tr S&P Midcap 400 Index Fd	Equity Based Mutual Fund	988	86,534
Ishares Tr S&P Midcap 400/Barra	Equity Based Mutual Fund	904	68,683
Ishares Tr S&P Smallcap 600/Barra	Equity Based Mutual Fund	298	20,816
Ishares Tr S&P Smallcap 600/Barra	Equity Based Mutual Fund	355	26,473
Ishares Tr S&P Target Date 2020	Equity Based Mutual Fund	331	10,664
Ishares Tr S&P U S Pfd Stk Index Fd	Equity Based Mutual Fund	1,525	54,322
Ishares Tr S&P/Citigroup Intl	Equity Based Mutual Fund	138	13,786
Ishares Tr Transportation Ave	Equity Based Mutual Fund	56	5,027
Ishares Tr U S Treas Inflation	Equity Based Mutual Fund	3,188	371,997
Ishares Trust 10+ Year	Equity Based Mutual Fund	156	9,456
Ishares Trust High Divid Equity Fd	Equity Based Mutual Fund	1,640	91,026
Ishares Trust Msci Europe Finl Sector	Equity Based Mutual Fund	175	2,652
Ishares Trust S&P Global Consumer	Equity Based Mutual Fund	676	44,987
Ishares Trust S&P Smallcap 600 Index	Equity Based Mutual Fund	1,201	82,009
James Advantage Small Cap	Equity Based Mutual Fund	5,775	135,422
James Balanced: Golden Rainbow Fund	Equity Based Mutual Fund	15,302	313,385
Janus Balanced	Equity Based Mutual Fund	1,344	32,896
Janus Balanced I Fund	Equity Based Mutual Fund	50,967,599	1,247,686,825

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Janus Enterprise	Equity Based Mutual Fund	75	4,378
Janus Flexible Income	Fixed Income Based Mutual Fund	7,100	74,833
Janus Global Value Fund	Equity Based Mutual Fund	326	3,811
Janus High Yield Bond	Fixed Income Based Mutual Fund	6,516	56,884
Janus Overseas	Equity Based Mutual Fund	4,529	142,316
Janus Research Fund	Equity Based Mutual Fund	315	4,255
Janus Short Term Bond	Fixed Income Based Mutual Fund	26,955	82,214
Janus Triton Fund	Equity Based Mutual Fund	48,170	782,282
Janus Venture	Equity Based Mutual Fund	2,162	112,723
Jensen Portfolio, Inc.	Equity Based Mutual Fund	1,765	46,788
JPMorgan Chase & Co Alerian Mlp Index	Equity Based Mutual Fund	1,000	38,970
Kayne Anderson Mlp Invt Co	Equity Based Mutual Fund	1,071	32,526
Lazard Developing Mrkts Eq Cl Shares	Equity Based Mutual Fund	3,475	37,114
Leuthold Assett Allocation Fd	Equity Based Mutual Fund	1,550	15,346
Litman Gergory Mast International	Equity Based Mutual Fund	1,418	17,837
Live Oak Health Sciences Fund	Equity Based Mutual Fund	2,155	28,708
Longleaf Partners	Equity Based Mutual Fund	387	10,321
Loomis Sayles Bond Instl	Fixed Income Based Mutual Fund	8,757	121,990
Loomis Sayles Bond Retail Shares	Fixed Income Based Mutual Fund	15,804	219,354
Loomis Sayles Global Bond Retail	Fixed Income Based Mutual Fund	10,036	163,795
Loomis Sayles Small Cap Grwth Retail	Equity Based Mutual Fund	6,231	102,570
Macquarie/First Tr Global Infras/Utils	Equity Based Mutual Fund	410	5,828
Managers Special Equity	Equity Based Mutual Fund	82	4,485
Manning & Napier Equity Series	Equity Based Mutual Fund	654	11,379
Manning & Napier International Series	Equity Based Mutual Fund	34,065	258,893
Manning & Napier Pro Blend Extd Term Ser	Equity Based Mutual Fund	198	2,896
Manning & Napier Pro Blend Mod Term Ser	Equity Based Mutual Fund	1,047	12,845
Manning & Napier World Oppt Ser Cl A	Equity Based Mutual Fund	22,020	145,993
Market Vectors Etf Oil Svcs Etf	Equity Based Mutual Fund	100	11,488
Market Vectors Etf Pharmaceutical Etf	Equity Based Mutual Fund	100	7,271
Market Vectors Etf Tr Agribusiness Etf	Equity Based Mutual Fund	2,121	100,006
Market Vectors Etf Tr Brazil Sm Cap Etf	Equity Based Mutual Fund	34	1,239
Market Vectors Etf Tr Coal Etf	Equity Based Mutual Fund	4,060	130,941
Market Vectors Etf Tr Emerging Mkts	Equity Based Mutual Fund	127	3,103
Market Vectors Etf Tr Environmental	Equity Based Mutual Fund	100	4,659
Market Vectors Etf Tr Global	Equity Based Mutual Fund	206	2,252
Market Vectors Etf Tr Gold Miners Etf	Equity Based Mutual Fund	4,953	254,713
Market Vectors Etf Tr Indonesia Etf	Equity Based Mutual Fund	400	11,388
Market Vectors Etf Tr Jr Gold Mines Etf	Equity Based Mutual Fund	7,207	178,015
Market Vectors Etf Tr Minor Metals Etf	Equity Based Mutual Fund	905	13,507

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Market Vectors Etf Tr Nuclear Energy	Equity Based Mutual Fund	320	4,749
Market Vectors Etf Tr Rve Hard Assets	Equity Based Mutual Fund	447	15,065
Market Vectors Etf Tr Steel Etf	Equity Based Mutual Fund	95	4,529
Market Vectors Etf Tr Vietnam Etf	Equity Based Mutual Fund	202	2,943
Market Vectors Etf Trust Mtg Reit Etf	Equity Based Mutual Fund	200	4,566
Market Vectors Tr Russia Etf	Equity Based Mutual Fund	20,000	533,000
Marketfield Fund	Equity Based Mutual Fund	7,416	103,967
Marsico Flexible Capital Fund	Equity Based Mutual Fund	18,582	241,004
Marsico Focus	Equity Based Mutual Fund	152,993	2,694,203
Matthews Asia Pacif Equity Income Fd	Equity Based Mutual Fund	7,539	94,087
Matthews Asian Growth & Income Fund	Equity Based Mutual Fund	676	10,188
Matthews China Div Fund Investor Class	Equity Based Mutual Fund	3,959	39,823
Matthews China Fund	Equity Based Mutual Fund	2,514	54,086
Matthews Japan Fund	Equity Based Mutual Fund	3,914	44,387
Matthews Pacific Tiger Fund	Equity Based Mutual Fund	8,932	181,598
Merger Fund	Equity Based Mutual Fund	4,200	65,478
Meridian Fund	Equity Based Mutual Fund	5,157	214,674
Meridian Value Fund	Equity Based Mutual Fund	358	10,061
Merk Asian Currency Fund - Investor	Equity Based Mutual Fund	1,278	12,040
Merk Hard Currency Fund Investor Cl	Equity Based Mutual Fund	1,194	14,067
Metropolitan West High Yield Bond Cl M	Fixed Income Based Mutual Fund	6,423	63,077
Metropolitan West Intermed Bond Fund M	Fixed Income Based Mutual Fund	972	10,030
Metropolitan West Low Duration	Fixed Income Based Mutual Fund	8,896	74,995
Metropolitan West Total Return Bond	Fixed Income Based Mutual Fund	15,328	158,952
Monteagle Informed Investor Grwth Instl	Equity Based Mutual Fund	4,595	46,549
Morgan Stanley Cushing High Income	Equity Based Mutual Fund	1,450	23,634
Motley Fool Epic Voyage Fund	Equity Based Mutual Fund	1,627	15,358
Motley Fool Great American Fund	Equity Based Mutual Fund	1,656	18,444
Motley Fool Independence Fd	Equity Based Mutual Fund	734	10,265
Munder Midcap Select Cl Ii	Equity Based Mutual Fund	410	10,467
Needham Growth Fund	Equity Based Mutual Fund	302	9,907
Needham Small Cap Growth	Equity Based Mutual Fund	455	5,126
Neuberger Berman Disp Estate Trust Cl	Equity Based Mutual Fund	8,437	101,410
Neuberger Berman Genesis Trust Class	Equity Based Mutual Fund	6,056	291,906
Nicholas Limited Edition Inc Class N	Equity Based Mutual Fund	17,829	364,968
Northern Small Cap Value	Equity Based Mutual Fund	5,161	77,361
Nuveen Build Amer Bd Fd Com	Equity Based Mutual Fund	235	4,825
Nuveen Eqty Prem Advantage Closed End	Equity Based Mutual Fund	615	7,046
Nuveen Equity Premium Income Fund	Equity Based Mutual Fund	512	5,725
Nuveen Mtg Opportunity Term Fd	Equity Based Mutual Fund	202	4,104

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Nuveen Quality Pfd Income Fd	Equity Based Mutual Fund	304	2,301
Oakmark Fund	Equity Based Mutual Fund	644	26,867
Oakmark Global Fund I	Equity Based Mutual Fund	8,266	164,156
Oakmark Global Select Fd Cl I	Equity Based Mutual Fund	16,116	167,927
Oakmark Internat'L	Equity Based Mutual Fund	47,343	783,531
Oakmark Internat'L Small Cap	Equity Based Mutual Fund	5,421	65,001
Oakmark Select	Equity Based Mutual Fund	328	9,164
Oil Svc Holdrs Tr Oil Svc Holders	Equity Based Mutual Fund	100	11,450
Oppenheimer Developing Markets Fund	Equity Based Mutual Fund	2,060,689	59,698,167
Oppenheimer Developing Mkts Cl A	Equity Based Mutual Fund	1,959	57,440
Oppenheimer Developing Mkts Cl B	Equity Based Mutual Fund	33	953
Oppenheimer Gold & Spec Minerals Cl B	Equity Based Mutual Fund	36	1,184
Oppenheimer International Small Company Fund	Equity Based Mutual Fund	326,644	6,049,454
Paradigm Value Fund	Equity Based Mutual Fund	629	33,042
Parnassus Equity Income Portfolio	Equity Based Mutual Fund	8,179	215,519
Parnassus Small Cap	Equity Based Mutual Fund	1,533	30,792
Payden & Rygel Emerg Markets Class R	Equity Based Mutual Fund	268	3,736
Pear Tree Polaris Frgn Value Ordinary	Equity Based Mutual Fund	7,695	90,488
Permanent Portfolio Fd Inc	Equity Based Mutual Fund	29,611	1,364,783
Petroleum & Res Corp	Equity Based Mutual Fund	347	8,490
PFG Core Equity Fund - Investor	Equity Based Mutual Fund	17,529	130,943
PFG Explorer Fund Investor Class	Equity Based Mutual Fund	9,198	66,041
PFG International Fund - Investor Cl	Equity Based Mutual Fund	7,430	33,285
PFG Strategic Conservative Invst	Equity Based Mutual Fund	4,019	38,063
Pharmaceutical Exc Into Underlying	Equity Based Mutual Fund	300	—
Pimco All Asset All Authority Fd Cl A	Equity Based Mutual Fund	4,116	41,036
Pimco All Assets All Authority Cl D	Equity Based Mutual Fund	2,136	21,231
Pimco Commodity Real Return Cl D	Equity Based Mutual Fund	8,324	53,525
Pimco Diversified Income Fund Cl D	Fixed Income Based Mutual Fund	4,281	48,241
Pimco Emerging Local Bond Fund Cl D	Fixed Income Based Mutual Fund	3,331	33,479
Pimco Emerging Mkts Bond Class D	Fixed Income Based Mutual Fund	3,534	39,755
Pimco Etf Trust 25+ Yr Zero Cpn Us Treas	Equity Based Mutual Fund	1,350	150,525
Pimco Foreign Bond Fund Cl D (Unhedged)	Fixed Income Based Mutual Fund	14,788	161,037
Pimco Fundamental Indexplus Tr Fd Cl D	Equity Based Mutual Fund	12,390	64,552
Pimco Global Bond Fund (Unhedged) Cl D	Fixed Income Based Mutual Fund	2,665	26,810
Pimco Gnma Fund Class D	Equity Based Mutual Fund	7,891	92,793
Pimco High Income Fd Com Shs	Equity Based Mutual Fund	1,213	14,576
Pimco Income Fd Cl D	Fixed Income Based Mutual Fund	17,614	191,114
Pimco International Stock Plus Tr Cl D	Equity Based Mutual Fund	6,764	40,382
Pimco Investment Grade Corp Bond Cl D	Fixed Income Based Mutual Fund	17,359	179,669

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Pimco Low Duration Class D	Fixed Income Based Mutual Fund	3,391	34,889
Pimco Real Estate Real Return Cl D	Equity Based Mutual Fund	37,079	170,192
Pimco Real Return Class D	Fixed Income Based Mutual Fund	8,030	94,673
Pimco Small Cap Stock Plus Tr Cl D	Equity Based Mutual Fund	2,894	19,362
Pimco Strategic Global Govt Fd Inc	Equity Based Mutual Fund	302	3,370
Pimco Total Return Administrative Shs	Fixed Income Based Mutual Fund	2,441	26,536
Pimco Total Return Class D	Fixed Income Based Mutual Fund	11,151	121,208
Pimco Total Return Institutional Fund	Fixed Income Based Mutual Fund	52,961,046	575,686,571
Pioneer Strategic Income Class A	Fixed Income Based Mutual Fund	90	958
Powershares Db Commodity Index	Equity Based Mutual Fund	1,052	28,236
Powershares Db Multi Sector Commodity Tr	Equity Based Mutual Fund	365	10,081
Powershares Db Multi Sector Commodity Tr	Equity Based Mutual Fund	50	2,694
Powershares Db Multi Sector Commodity Tr	Equity Based Mutual Fund	2,080	60,070
Powershares Db Multi Sector Commodity Tr	Equity Based Mutual Fund	524	28,532
Powershares Db U S Dlr Index Tr	Equity Based Mutual Fund	6,750	151,673
Powershares Exchange Traded Fd Tr	Equity Based Mutual Fund	100	2,253
Powershares Exchange Traded Fd Tr	Equity Based Mutual Fund	1,210	24,396
Powershares Exchange Traded Fd Tr	Equity Based Mutual Fund	2,500	45,500
Powershares Exchange Traded Fd Tr	Equity Based Mutual Fund	500	11,726
Powershares Exchange Traded Fd Tr Dynamic	Equity Based Mutual Fund	1,201	31,851
Powershares Exchange Traded Fd Tr Dynamic	Equity Based Mutual Fund	100	1,183
Powershares Exchange Traded Fd Tr Dynamic	Equity Based Mutual Fund	939	35,823
Powershares Exchange Traded Fd Tr Dynamic	Equity Based Mutual Fund	602	13,220
Powershares Exchange Traded Fd Tr Dynamic	Equity Based Mutual Fund	200	2,397
Powershares Exchange Traded Fd Tr Dynamic	Equity Based Mutual Fund	141	2,718
Powershares Exchange Traded Fd Tr Dynamic	Equity Based Mutual Fund	1,181	33,267
Powershares Exchange Traded Fd Tr Dynamic	Equity Based Mutual Fund	250	6,073
Powershares Exchange Traded Fd Tr Finl	Equity Based Mutual Fund	2,739	44,154
Powershares Exchange Traded Fd Tr Ii	Equity Based Mutual Fund	1,388	30,198
Powershares Exchange Traded Fd Tr Ii	Equity Based Mutual Fund	602	23,975
Powershares Exchange Traded Fd Tr Ii	Equity Based Mutual Fund	300	8,610
Powershares Exchange Traded Fd Tr Ii Cef	Equity Based Mutual Fund	300	7,053
Powershares Exchange Traded Fd Tr Ii S&P	Equity Based Mutual Fund	1,000	28,032
Powershares Exchange Traded Fd Tr Ii S&P	Equity Based Mutual Fund	200	6,306
Powershares Exchange Traded Fd Tr Intl	Equity Based Mutual Fund	3,038	44,260
Powershares Exchange Traded Fd Tr Listed	Equity Based Mutual Fund	6,400	51,136
Powershares Exchange Traded Fd Tr Nasdaq	Equity Based Mutual Fund	600	20,721
Powershares Exchange Traded Fd Tr Wilder	Equity Based Mutual Fund	4,400	22,308
Powershares Exchange Traded Fd Tst Large	Equity Based Mutual Fund	201	3,947
Powershares Ftse Rafi Us 1000	Equity Based Mutual Fund	1,480	80,778

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Powershares Global Water Port	Equity Based Mutual Fund	400	6,747
Powershares Qqq Tr Unit Ser 1	Equity Based Mutual Fund	8,566	478,243
Powershares Xtf S&P 500 Low Volatility	Equity Based Mutual Fund	502	13,007
Precious Metals Bullion Tr Unit	Equity Based Mutual Fund	150	2,336
Primecap Odyssey Agg Ressive Growth Fund	Equity Based Mutual Fund	9,852	158,321
Primecap Odyssey Growth Fund	Equity Based Mutual Fund	1,353	20,219
Proshares Tr Ii Proshares Ultra	Equity Based Mutual Fund	5,569	231,954
Proshares Tr Ii Proshares Ultra Dj	Equity Based Mutual Fund	45	1,842
Proshares Tr Ii Proshares Ultra Gold	Equity Based Mutual Fund	1,350	106,664
Proshares Tr Ii Proshares Ultrashort	Equity Based Mutual Fund	5,000	79,350
Proshares Tr Ii Proshares Ultrashort	Equity Based Mutual Fund	500	19,345
Proshares Tr Ii Proshares Ultrashort	Equity Based Mutual Fund	2,300	45,563
Proshares Tr Ii Proshares Ultrashort	Equity Based Mutual Fund	6,700	136,345
Proshares Tr Ii Vix Short-Term	Equity Based Mutual Fund	30	2,272
Proshares Tr Proshares Ultrapro	Equity Based Mutual Fund	8,000	105,040
Proshares Tr Proshares Ultrapro	Equity Based Mutual Fund	1,287	77,413
Proshares Tr Short High Yield	Equity Based Mutual Fund	100	3,712
Proshares Tr Short Msci Eafe Fd	Equity Based Mutual Fund	750	38,625
Proshares Tr Short Qqq Proshares	Equity Based Mutual Fund	164	5,132
Proshares Tr Short Real Estate Fd	Equity Based Mutual Fund	300	10,287
Proshares Tr Short Russell 2000	Equity Based Mutual Fund	200	5,936
Proshares Tr Short S&P 500 Proshares	Equity Based Mutual Fund	1,846	74,597
Proshares Tr Ultra Basic Materials	Equity Based Mutual Fund	1,120	35,974
Proshares Tr Ultra Consumer	Equity Based Mutual Fund	200	10,586
Proshares Tr Ultra Financials New	Equity Based Mutual Fund	300	13,311
Proshares Tr Ultra Gas Proshares	Equity Based Mutual Fund	500	21,955
Proshares Tr Ultra Midcap 400 Proshares	Equity Based Mutual Fund	300	16,608
Proshares Tr Ultra Qqq Proshares	Equity Based Mutual Fund	1,200	97,752
Proshares Tr Ultra Real Estate New	Equity Based Mutual Fund	700	35,700
Proshares Tr Ultra S&P 500 Proshares	Equity Based Mutual Fund	500	23,195
Proshares Tr Ultra Short 30 Fd	Equity Based Mutual Fund	1,350	20,669
Proshares Tr Ultra Short 500 Fd	Equity Based Mutual Fund	11,040	212,951
Proshares Tr Ultra Utilities	Equity Based Mutual Fund	916	50,922
Proshares Tr Ultrapro Qqq	Equity Based Mutual Fund	430	29,236
Proshares Tr Ultrapro Short	Equity Based Mutual Fund	7,590	99,581
Proshares Tr Ultrapro Short Dow30	Equity Based Mutual Fund	590	14,872
Proshares Tr Ultrashort	Equity Based Mutual Fund	13	771
Proshares Tr Ultrashort	Equity Based Mutual Fund	1,300	50,193
Proshares Tr Ultrashort Basic	Equity Based Mutual Fund	200	3,726
Proshares Tr Ultrashort Lehman	Equity Based Mutual Fund	2,065	37,315

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Proshares Tr Ultrashort Msci	Equity Based Mutual Fund	100	4,660
Proshares Tr Ultrashort Qqq	Equity Based Mutual Fund	695	31,365
Proshares Tr Ultrashort Real	Equity Based Mutual Fund	200	7,352
Prospector Capital Appreciation	Equity Based Mutual Fund	2,217	33,035
Prudential Jennison Equity Income Cl A	Equity Based Mutual Fund	4	51
Queens Road Small Cap Value Fund	Equity Based Mutual Fund	356	6,383
Rainier Core Equity	Equity Based Mutual Fund	678	16,143
Retail Holdrs Tr Depositary Rcpt	Equity Based Mutual Fund	100	11,248
Revenueshares Etf Tr Small Cap Fd	Equity Based Mutual Fund	300	9,621
Reynolds Blue Chip Growth	Equity Based Mutual Fund	69	3,535
Rice Hall James Sm Mid Cap Port Instl	Equity Based Mutual Fund	40,981	508,986
Roosevelt Multi-Cap	Equity Based Mutual Fund	1,408	20,607
Royce Discovery Fund Service Class	Equity Based Mutual Fund	3,035	15,542
Royce Financial Svcs Fd Service Cl Sh	Equity Based Mutual Fund	380	2,168
Royce International Smaller Co Svcs Cl	Equity Based Mutual Fund	9,350	89,577
Royce Special Equity	Equity Based Mutual Fund	1,255	24,717
Royce Special Equity Svcs Cl Sh	Equity Based Mutual Fund	434	8,531
Royce Value Fund	Equity Based Mutual Fund	2,977	32,566
Royce Value Tr Inc	Equity Based Mutual Fund	400	4,908
Russell Exchange Traded Fds Tr	Equity Based Mutual Fund	200	8,459
Rydex Consumer Products Investor Cl	Equity Based Mutual Fund	584	22,111
Rydex Energy Investor Class	Equity Based Mutual Fund	429	10,002
Rydex Etf Tr Rydex S&P 500 Pure	Equity Based Mutual Fund	1,005	27,942
Rydex Etf Tr Rydex S&P 500 Pure	Equity Based Mutual Fund	500	21,622
Rydex Etf Tr Rydex S&P Midcap 400	Equity Based Mutual Fund	116	9,104
Rydex Etf Tr S&P 500 Equal	Equity Based Mutual Fund	1,130	52,296
Rydex Etf Tr S&P Equal Weight	Equity Based Mutual Fund	200	11,106
Rydex Etf Tr S&P Equal Weight	Equity Based Mutual Fund	50	3,184
Rydex Mid Cap Growth H Class	Equity Based Mutual Fund	23,171	898,800
Rydex Otc Investor Class	Equity Based Mutual Fund	3,289	48,748
S & P 500 Depository Receipt	Equity Based Mutual Fund	2,987	374,917
Schroder Intl Multi Cap Value Adv	Equity Based Mutual Fund	24,950	189,622
Schwab Strategic Tr Emerging Mkts Equity	Equity Based Mutual Fund	2,019	46,166
Schwab Strategic Tr Intl Equity Etf	Equity Based Mutual Fund	2,064	48,371
Schwab Strategic Tr Us Large-Cap Etf	Equity Based Mutual Fund	2,254	67,271
Schwab Strategic Tr Us Reit Etf	Equity Based Mutual Fund	501	13,490
Schwab Strategic Tr Us Small-Cap Etf	Equity Based Mutual Fund	2,054	67,451
Schwab Strategic Tr Us Tips Etf	Equity Based Mutual Fund	180	10,027
Scout International	Equity Based Mutual Fund	8,132	227,456
Scout Intl Discovery	Equity Based Mutual Fund	241	2,033

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Scout Mid Cap	Equity Based Mutual Fund	63,256	804,613
Sector Spdr Tr Shs Ben Int Basic	Equity Based Mutual Fund	1,251	41,898
Sector Spdr Tr Shs Ben Int Consumer	Equity Based Mutual Fund	938	32,544
Sector Spdr Tr Shs Ben Int Consumer	Equity Based Mutual Fund	4,143	134,620
Sector Spdr Tr Shs Ben Int Cyclicals /	Equity Based Mutual Fund	848	33,080
Sector Spdr Tr Shs Ben Int Energy	Equity Based Mutual Fund	2,928	202,423
Sector Spdr Tr Shs Ben Int Financial	Equity Based Mutual Fund	8,658	112,554
Sector Spdr Tr Shs Ben Int Industrial	Equity Based Mutual Fund	1,310	44,218
Sector Spdr Tr Shs Ben Int Technology	Equity Based Mutual Fund	5,317	135,323
Sector Spdr Tr Shs Ben Int Utilities	Equity Based Mutual Fund	9,917	356,797
Semiconductor Holdrs Tr Dep Rcpt	Equity Based Mutual Fund	800	24,440
Sextant Intrnational Fund	Equity Based Mutual Fund	9,523	135,696
Sit Us Gov'T Secs	Fixed Income Based Mutual Fund	4,715	53,138
Sound Mind Investing Balanced	Equity Based Mutual Fund	22,692	219,208
Sound Mind Investing Fund	Equity Based Mutual Fund	11,520	122,573
Southernsun Small-Cap	Equity Based Mutual Fund	8,582	168,977
Spartan Extended Market Index	Equity Based Mutual Fund	4,287	152,017
Spartan Intl Index Fid Advantage Class	Equity Based Mutual Fund	3,997	118,924
Spartan Int'L Index Fund	Equity Based Mutual Fund	10,732	319,274
Spartan Total Market Index	Equity Based Mutual Fund	1,625	58,682
Spartan Us Eqty Indx Fid Advantage Class	Equity Based Mutual Fund	5,741	255,403
Spartan Us Equity Index	Equity Based Mutual Fund	2,978	132,497
Spartan Us Treasury Mmkt	Fixed Income Based Mutual Fund	48,001	48,001
SPDR Dow Jones Indl Average Etf Tr Unit	Equity Based Mutual Fund	2,074	252,676
SPDR Gold Tr Gold Shs	Equity Based Mutual Fund	10,105	1,535,859
SPDR Index Shs Fds Dj Wilshire Intl	Equity Based Mutual Fund	1,288	41,011
SPDR Index Shs Fds S&P Bric 40 Etf	Equity Based Mutual Fund	404	8,862
SPDR Index Shs Fds S&P Emerging Middle	Equity Based Mutual Fund	111	6,975
SPDR Index Shs Fds S&P Intl Dividend	Equity Based Mutual Fund	1,290	59,954
SPDR Index Shs Fds Spdr S&P Emerging	Equity Based Mutual Fund	100	4,695
SPDR Index Shs Fds Spdr S&P Intl	Equity Based Mutual Fund	500	15,655
SPDR Index Shs Fds Spdr S&P Intl Health	Equity Based Mutual Fund	106	3,286
SPDR S&P Midcap 400 Etf Tr Unit Ser 1	Equity Based Mutual Fund	115	18,341
SPDR Ser Tr Barclays Cap Conv Bd Etf	Equity Based Mutual Fund	617	22,317
SPDR Ser Tr Dj Wilshire Large	Equity Based Mutual Fund	301	17,627
SPDR Ser Tr Dj Wilshire Mid Cap	Equity Based Mutual Fund	39	2,268
SPDR Ser Tr Dj Wilshire Small	Equity Based Mutual Fund	237	15,642
SPDR Ser Tr Kbw Bk Etf	Equity Based Mutual Fund	739	14,655
SPDR Ser Tr Lehman 1-3 Month	Equity Based Mutual Fund	3,210	147,114
SPDR Ser Tr Lehman High Yield Bd Etf	Equity Based Mutual Fund	1,003	38,575

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
SPDR Ser Tr Lehman Long Term	Equity Based Mutual Fund	100	7,010
SPDR Ser Tr Lehman Long Term Cr Bd Etf	Equity Based Mutual Fund	152	5,997
SPDR Ser Tr Morgan Stanley	Equity Based Mutual Fund	100	5,877
SPDR Ser Tr S&P Divid Etf	Equity Based Mutual Fund	3,413	183,853
SPDR Ser Tr S&P Homebuilders Etf	Equity Based Mutual Fund	2,603	44,515
SPDR Ser Tr S&P Oil & Gas	Equity Based Mutual Fund	1,232	64,914
SPDR Ser Tr S&P Retail Etf	Equity Based Mutual Fund	803	42,198
SPDR Ser Tr S&P Semiconductor	Equity Based Mutual Fund	80	3,560
Sprott Physical Gold Tr Units	Equity Based Mutual Fund	5,985	82,593
Sprott Physical Silver Trust Trust	Equity Based Mutual Fund	7,102	95,380
SPTN Inter Treas Bnd Fid Advantage Class	Fixed Income Based Mutual Fund	13,158	152,364
SPTN Inter Treas Bnd Investor Class	Fixed Income Based Mutual Fund	8,825	102,199
SPTN Ln-Tm Treas Bnd Fid Advantage Class	Fixed Income Based Mutual Fund	7,804	101,220
SPTN Ln-Tm Treas Bnd Investor Class	Fixed Income Based Mutual Fund	16,362	212,215
Steelpath Mlp Select 40 Fund Class Y	Equity Based Mutual Fund	1,867	20,476
Strategic Global Income Fd Inc	Equity Based Mutual Fund	1,700	17,289
Swedish Expt Cr Corp Elements Lkd To	Equity Based Mutual Fund	1,100	11,160
Swedish Expt Cr Corp Elements Lkd To	Equity Based Mutual Fund	1,100	9,845
Symons Value Instl	Equity Based Mutual Fund	25,438	268,371
T. Rowe Price Balanced	Equity Based Mutual Fund	2,663	50,441
T. Rowe Price Cap Appreciation	Equity Based Mutual Fund	1,926	39,719
T. Rowe Price Equity Income	Equity Based Mutual Fund	233	5,379
T. Rowe Price Health Sciences	Equity Based Mutual Fund	195,890	6,386,009
T. Rowe Price Institutional Small-Cap Stock Fund	Equity Based Mutual Fund	20,689,789	279,105,248
T. Rowe Price Media & Telecommunications	Equity Based Mutual Fund	2,571	120,614
T. Rowe Price New American Growth	Equity Based Mutual Fund	2	63
TCW Emerging Markets Income Cl N	Fixed Income Based Mutual Fund	43,738	461,874
TCW Galileo Core Fixed Income Class N	Fixed Income Based Mutual Fund	128,127	1,388,899
TCW Galileo Emerging Mkts Income Cl I	Fixed Income Based Mutual Fund	30,339	249,995
TCW Galileo Income + Growth Cl N	Equity Based Mutual Fund	12,605	128,949
TCW Galileo Select Equities Class N	Equity Based Mutual Fund	12,069	204,206
TCW Galileo Total Return Mbs Class N	Fixed Income Based Mutual Fund	16,847	167,965
Telecom Holders Tr Depositary Rcpt	Equity Based Mutual Fund	400	11,456
Templeton Emerging Markets Inc Fd Inc	Equity Based Mutual Fund	6,000	93,420
Templeton Global Bond Class A	Fixed Income Based Mutual Fund	11,444	142,015
Templeton Global Bond Class C	Fixed Income Based Mutual Fund	6,070	75,450
Templeton Global Income Fd Inc	Equity Based Mutual Fund	2,685	25,371
Templeton Russian Fund Inc	Equity Based Mutual Fund	400	5,444
Teucrium Commodity Tr Corn Fd Shs	Equity Based Mutual Fund	300	12,594
Teucrium Commodity Trust Wheat Fund	Equity Based Mutual Fund	50	1,120

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
The Appleseed Fund	Equity Based Mutual Fund	14,687	172,573
The Delafield Fund	Equity Based Mutual Fund	1,793	48,270
The Internet Fund	Equity Based Mutual Fund	270	9,776
Third Avenue Value	Equity Based Mutual Fund	4,467	179,323
Tip Turner Micro Cap Growth Instl	Equity Based Mutual Fund	7,905	404,809
Tocqueville Gold Fund	Equity Based Mutual Fund	12,609	901,264
Tocqueville Intl Value	Equity Based Mutual Fund	3,417	38,163
Tortoise Pwr & Energy	Equity Based Mutual Fund	256	6,388
Touchstone Large Cap Growth Cl I	Equity Based Mutual Fund	1,025	25,984
Touchstone Premium Yield Equity Fd Cl Y	Equity Based Mutual Fund	2,117	16,066
Touchstone Sands Cap Sel Grwth Z	Equity Based Mutual Fund	10,279	104,747
Transamerica Focus Cl P	Equity Based Mutual Fund	13,593	190,980
Tributary Growth Oppt Instl	Equity Based Mutual Fund	9,835	131,889
Turner Emerging Growth Fund Instl	Equity Based Mutual Fund	299,685	15,457,735
Turner Int'L Growth Investor Cl	Equity Based Mutual Fund	1,865	18,347
Tweedy Brown Global Value Fund	Equity Based Mutual Fund	830	18,133
UBS Ag Jersey Branch E-Tracs Lkd Alerian	Equity Based Mutual Fund	2,210	89,936
UBS Ag Jersey Brh E Tracs Lkd Bloomberg	Equity Based Mutual Fund	2,400	46,728
UBS Ag Jersey Brh E Tracs Lkd To UBS	Equity Based Mutual Fund	250	9,755
UBS Ag Jersey Brh E Tracs Lkd To UBS	Equity Based Mutual Fund	150	3,164
UBS Ag Jersey Brh E Tracs Lkd UBS	Equity Based Mutual Fund	600	16,602
UBS Ag London Brh 2X Leveraged Long	Equity Based Mutual Fund	1,348	23,577
United Sts Heating Oil Fd Lp Unit	Equity Based Mutual Fund	2,034	66,858
United Sts Nat Gas Fd Lp Unit New	Equity Based Mutual Fund	13,417	86,674
United Sts Oil Fd Lp Units	Equity Based Mutual Fund	225	8,575
US Gold Shares	Equity Based Mutual Fund	379	4,776
US World Gold	Equity Based Mutual Fund	1,671	22,026
Value Line	Equity Based Mutual Fund	6,439	58,206
Value Line Special Situation Inc	Equity Based Mutual Fund	3,037	80,416
Vangaurd Target Retirement 2040 Fd	Target Date Mutual Fund	1,516	31,087
Vanguard Bd Index Fd Inc Intermediate	Equity Based Mutual Fund	406	35,301
Vanguard Bd Index Fd Inc Long Term Bd	Equity Based Mutual Fund	177	16,308
Vanguard Bd Index Fd Inc Short Term Bd	Equity Based Mutual Fund	1,203	97,290
Vanguard Bd Index Fd Inc Total Bd Market	Equity Based Mutual Fund	1,795	149,985
Vanguard Bond Index Short Term	Fixed Income Based Mutual Fund	28,381	301,123
Vanguard Bond Index Total Market	Fixed Income Based Mutual Fund	1,100	12,099
Vanguard Energy	Equity Based Mutual Fund	1,393	83,548
Vanguard Equity Income	Equity Based Mutual Fund	1,325	29,015
Vanguard Fixed Inc High Yield Corp	Fixed Income Based Mutual Fund	4,883	27,784
Vanguard Ftse All Wo Rld Ex Us Ind Inv Cl	Equity Based Mutual Fund	2,642	41,104

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Vanguard Gnma	Fixed Income Based Mutual Fund	3,629	40,176
Vanguard High Divid Yld Index Fd Inv Cl	Equity Based Mutual Fund	2,133	38,200
Vanguard Index Fds Formerly Vanguard	Equity Based Mutual Fund	4,193	243,172
Vanguard Index Fds Mid-Cap Value Index	Equity Based Mutual Fund	106	5,491
Vanguard Index Fds S&P 500 Etf Shs	Equity Based Mutual Fund	291	16,739
Vanguard Index Fds Vanguard Growth	Equity Based Mutual Fund	284	17,542
Vanguard Index Fds Vanguard Mid Cap	Equity Based Mutual Fund	1,956	140,705
Vanguard Index Fds Vanguard Small Cap	Equity Based Mutual Fund	275	21,036
Vanguard Index Fds Vanguard Small Cap	Equity Based Mutual Fund	1,206	75,559
Vanguard Index Fds Vanguard Small Cap	Equity Based Mutual Fund	796	55,452
Vanguard Index Fds Vanguard Value	Equity Based Mutual Fund	4,354	228,558
Vanguard Index Tr Vanguard Extended	Equity Based Mutual Fund	800	41,472
Vanguard Index Tr Vanguard Total Stk	Equity Based Mutual Fund	2,452	157,679
Vanguard Index Trust S&P 500 Port	Equity Based Mutual Fund	142	16,496
Vanguard Inflation Protected Secs	Fixed Income Based Mutual Fund	71,760	1,012,539
Vanguard Internatl Value Portfolio	Equity Based Mutual Fund	3,308	88,101
Vanguard Internatnal Explorer Investor	Equity Based Mutual Fund	1,141	14,628
Vanguard Intl Equity Index Fd Inc	Equity Based Mutual Fund	2,901	110,845
Vanguard Intl Equity Index Fd Inc	Equity Based Mutual Fund	388	18,442
Vanguard Intl Equity Index Fd Inc	Equity Based Mutual Fund	973	40,307
Vanguard Intl Equity Index Fd Inc Ftse	Equity Based Mutual Fund	1,565	62,063
Vanguard Intl Equity Index Fds Global	Equity Based Mutual Fund	609	24,794
Vanguard Intl Equity Index Fdsftse All	Equity Based Mutual Fund	1,361	105,534
Vanguard Int'L Growth Portfolio	Equity Based Mutual Fund	1,444	23,609
Vanguard Long Term Corporate	Fixed Income Based Mutual Fund	1,494	15,374
Vanguard Mid Cap Index	Equity Based Mutual Fund	761	14,947
Vanguard Morgan Growth Admiral	Equity Based Mutual Fund	102,868	5,571,329
Vanguard Primecap Admiral	Equity Based Mutual Fund	482,676	30,910,587
Vanguard Reit Index Fund	Equity Based Mutual Fund	4,906	94,450
Vanguard Scottsdale Fds Vanguard Long	Equity Based Mutual Fund	670	50,324
Vanguard Scottsdale Fds Vanguard Russell	Equity Based Mutual Fund	168	9,833
Vanguard Scottsdale Fds Vanguard Short	Equity Based Mutual Fund	352	27,368
Vanguard Sector Index Fds Vanguard	Equity Based Mutual Fund	1,130	92,050
Vanguard Sector Index Fds Vanguard	Equity Based Mutual Fund	812	81,834
Vanguard Sector Index Fds Vanguard	Equity Based Mutual Fund	285	17,419
Vanguard Sector Index Fds Vanguard	Equity Based Mutual Fund	50	3,069
Vanguard Sector Index Fds Vanguard	Equity Based Mutual Fund	689	53,013
Vanguard Sector Index Fds Vanguard	Equity Based Mutual Fund	27	1,669
Vanguard Selected Value Fund	Equity Based Mutual Fund	1,582	29,416
Vanguard Short Term Corporate	Fixed Income Based Mutual Fund	6,754	71,867

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Vanguard Small Cap Value Index	Equity Based Mutual Fund	12,254	184,297
Vanguard Specialized Portfolios Div	Equity Based Mutual Fund	7,294	398,639
Vanguard Star Fd Vanguard Total Intl	Equity Based Mutual Fund	45	1,841
Vanguard Target Ret Inc Fd Investor Cl	Target Date Mutual Fund	2,168	25,000
Vanguard Tax Managed Fd Europe Pacific	Equity Based Mutual Fund	10,878	333,204
Vanguard Total Intl Stock Index Fund	Equity Based Mutual Fund	3,114	40,664
Vanguard Total Stock Market	Equity Based Mutual Fund	7,844	245,439
Vanguard Utilities Income	Equity Based Mutual Fund	7,828	120,703
Vanguard Value Index	Equity Based Mutual Fund	15,958	326,653
Vanguard Whitehall Fds High Dividend	Equity Based Mutual Fund	3,261	147,607
Vanguard Windsor Admiral	Equity Based Mutual Fund	100,006	4,307,276
Vanguard Windsor Ii	Equity Based Mutual Fund	521	13,427
Vanguard World Fd Extended Duration	Equity Based Mutual Fund	1,441	175,706
Vanguard World Fd Mega Cap 300 Growth	Equity Based Mutual Fund	60	2,886
Vanguard World Fd Mega Cap 300 Index	Equity Based Mutual Fund	587	25,237
Vanguard/Wellesley Income	Fixed Income Based Mutual Fund	13,763	315,588
Vice Fund	Equity Based Mutual Fund	715	13,258
Villere Balanced	Equity Based Mutual Fund	1,086	19,458
Virtus Small Cap Sustainable Grwth I	Equity Based Mutual Fund	1,791	21,273
Walthausen Small Cap Value Fd	Equity Based Mutual Fund	23,055	343,063
Wasatch 1St Source Equity Fd	Equity Based Mutual Fund	5,671	74,689
Wasatch 1St Source Long/Short Fd	Equity Based Mutual Fund	1,915	24,610
Wasatch Core Growth	Equity Based Mutual Fund	1,789	64,696
Wasatch Emerging Markets Small Cap Fd	Equity Based Mutual Fund	211,763	467,995
Wasatch Global Technology	Equity Based Mutual Fund	3,128	49,077
Wasatch Hoisington Us Treasury	Fixed Income Based Mutual Fund	2,936	53,795
Wasatch International Growth	Equity Based Mutual Fund	454	8,061
Wasatch Internationl Opportunities Fd	Equity Based Mutual Fund	9,290	18,115
Wasatch Small Cap Value	Equity Based Mutual Fund	2,907	10,029
Wasatch Strategic Income Fd	Fixed Income Based Mutual Fund	324	2,740
Washington Mutual Investors Class A	Equity Based Mutual Fund	171	4,866
Weitz Fixed Income Fund	Fixed Income Based Mutual Fund	4,045	50,041
Weitz Value	Equity Based Mutual Fund	2,264	68,195
Wells Fargo Adv Dow Jones Trgt 2045 Inv	Target Date Mutual Fund	1,830	27,270
Wells Fargo Advantage Global	Equity Based Mutual Fund	600	4,554
Wells Fargo Advtg Dj Target 2020 Invst	Target Date Mutual Fund	441	6,061
Wells Fargo Growth Fund-Investor Class	Equity Based Mutual Fund	61,136	2,085,362
Wells Fargo Intl Bd Fd Instl Cl	Fixed Income Based Mutual Fund	708,594	8,042,539
Wells Fargo Premier Large Co Grwth Inv	Equity Based Mutual Fund	1,707	15,758
Wells Fargo Specialized Tech Z	Equity Based Mutual Fund	4,090	28,631

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Wellsfargo Discovery Fund-Investor Cl	Equity Based Mutual Fund	6,529	150,762
Westcore Internat'L Frontier	Equity Based Mutual Fund	4,908	71,405
Westcore Plus Bond Fund	Fixed Income Based Mutual Fund	2,453	27,082
Westcore Select	Equity Based Mutual Fund	2,121	39,689
Western Asset Inflat Indexed Plus Bond Fi	Fixed Income Based Mutual Fund	6	75
Western Asset Premier Bd Fd Shs	Equity Based Mutual Fund	1,242	19,816
Westport Fund Class R	Equity Based Mutual Fund	4,479	104,178
William Blair Mid Cap Grwth Fd Cl N	Equity Based Mutual Fund	7,458	86,964
Williston Basin/Mid North America Stk Fd	Equity Based Mutual Fund	842	4,562
Wintergreen Fund	Equity Based Mutual Fund	19,512	274,922
Wisdomtree Tr Diefa High Yielding Equity	Equity Based Mutual Fund	250	9,140
Wisdomtree Tr Divid Top 100 Fd	Equity Based Mutual Fund	587	30,546
Wisdomtree Tr Emerging Mkts	Equity Based Mutual Fund	301	12,457
Wisdomtree Tr Emerging Mkts High	Equity Based Mutual Fund	2,047	104,947
Wisdomtree Tr High Yielding Equity Fd	Equity Based Mutual Fund	500	21,460
Wisdomtree Tr Intl Divid Top 100 Fd	Equity Based Mutual Fund	370	14,645
Wisdomtree Tr Intl Real Estate Sector	Equity Based Mutual Fund	605	14,051
Wisdomtree Tr Intl Smallcap Divid Fd	Equity Based Mutual Fund	1,651	72,179
Wisdomtree Tr Japan Smallcap Divid Fd	Equity Based Mutual Fund	115	4,790
Wisdomtree Tr Japaneseyen Fd	Equity Based Mutual Fund	701	23,807
Wisdomtree Tr Largecap Divid Fd	Equity Based Mutual Fund	932	45,685
Wisdomtree Tr Largecap Growth Fd	Equity Based Mutual Fund	2,000	72,654
Wisdomtree Tr Smallcap Divid Fd	Equity Based Mutual Fund	368	16,532
Wisdomtree Tr South African Rand Fd	Equity Based Mutual Fund	600	13,932
Wisdomtree Tr Total Divid Fd	Equity Based Mutual Fund	706	34,637
Yacktman Focused Fd	Equity Based Mutual Fund	90,938	1,707,824
Yacktman Fund	Equity Based Mutual Fund	26,054	456,203
Total Registered Investment Companies			5,471,584,867

Common Collective Trusts
Harris Associates Oakmark Global Collective Fund	Equity Based Funds	17,832,737	156,749,761
Northern Trust Collective Aggregate Bond Index Fund - DC – Non-Lending	Fixed Income Based Funds	2,256,513	229,947,688
Northern Trust Collective All Country World Index (ACWI) ex-US Fund - DC –Non-Lending	Equity Based Funds	4,638,226	455,594,435
Northern Trust Collective Russell 2000 Index Fund - DC - Non-Lending	Equity Based Funds	4,284,568	439,219,675
Northern Trust Collective S&P 500 Index Fund - DC – Non-Lending	Equity Based Funds	11,893,868	1,169,143,471
Total Common Collective Trusts			2,450,655,030

Raytheon Company Common Stock
* Raytheon Company	Raytheon Common Stock	21,675,256	1,048,648,885

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Total Raytheon Company Common Stock			1,048,648,885

Total Investments			11,029,648,353

* Participant Loans	3.25% - 10%	—	242,084,204

Total Investments Including Participant Loans			$11,271,732,557

*Party in interest

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 25, 2012

RAYTHEON SAVINGS AND INVESTMENT PLAN

By:	/s/ Michael J. Wood
Michael J. Wood
Vice President, Controller and Chief Accounting Officer
Principal Accounting Officer

EXHIBIT INDEX

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.